UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at September 30, 2020 and December 31, 2019 and for the
three and nine months ended September 30, 2020 and 2019

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2020	December 31, 2019
Current Assets
Cash and cash equivalents	4	$2,815	$1,986
Financial assets	5	1,941	1,148
Accounts and other receivable, net	6	4,373	4,808
Inventory, net	7	3,471	3,490
Other assets	9	1,526	1,363
		14,126	12,795
Financial assets	5	5,853	5,095
Accounts and other receivable, net	6	710	823
Other assets	9	391	429
Property, plant and equipment	10	13,864	13,892
Deferred income tax assets		717	667
Intangible assets	11	10,681	11,559
Equity accounted investments	13	1,671	1,273
Goodwill	12	4,961	5,218
		$52,974	$51,751
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$10,049	$9,881
Corporate borrowings	17	150	—
Non-recourse borrowings in subsidiaries of the partnership	16	1,389	1,143
		11,588	11,024
Accounts payable and other	14	7,066	6,615
Non-recourse borrowings in subsidiaries of the partnership	16	21,852	21,256
Corporate borrowings	16	538	—
Deferred income tax liabilities		1,597	1,803
		$42,641	$40,698
Equity
Limited partners	19	$1,725	$2,116
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,361	1,676
Interest of others in operating subsidiaries		7,247	7,261
		10,333	11,053
		$52,974	$51,751

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	Notes	2020	2019	2020	2019
Revenues	22, 23	$10,070	$11,794	$27,586	$31,712
Direct operating costs	21	(8,722)	(10,389)	(23,908)	(28,358)
General and administrative expenses	23	(236)	(215)	(708)	(604)
Depreciation and amortization expense	23	(547)	(534)	(1,618)	(1,286)
Interest income (expense), net	23	(371)	(389)	(1,088)	(886)
Equity accounted income (loss), net	13	17	32	26	62
Impairment expense, net	10	(7)	—	(149)	(324)
Gain (loss) on acquisitions/dispositions, net	8	—	16	179	536
Other income (expenses), net		(9)	(83)	(77)	(354)
Income (loss) before income tax		195	232	243	498
Income tax (expense) recovery
Current		(102)	(108)	(200)	(231)
Deferred		(8)	58	157	80
Net income (loss)		$85	$182	$200	$347
Attributable to:
Limited partners		$(10)	$13	$(136)	$100
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(9)	11	(118)	93
Special Limited Partners	19	—	—	—	—
Interest of others in operating subsidiaries		104	158	454	154
		$85	$182	$200	$347
Basic and diluted earnings per limited partner unit	19	$(0.12)	$0.16	$(1.69)	$1.41

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2020	2019	2020	2019
Net income (loss)		$85	$182	$200	$347
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		$7	$—	$149	$—
Foreign currency translation		225	(408)	(574)	(308)
Net investment and cash flow hedges	4	(127)	72	(120)	(52)
Equity accounted investment	13	5	—	(4)	—
Taxes on the above items		—	5	(55)	11
Reclassification to profit or loss		28	(2)	66	6
		138	(333)	(538)	(343)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		—	12	—	27
Fair value through other comprehensive income		63	44	(19)	54
Taxes on the above item		(9)	(1)	9	(2)
Total other comprehensive income (loss)		192	(278)	(548)	(264)
Comprehensive income (loss)		$277	$(96)	$(348)	$83
Attributable to:
Limited partners		$24	$(29)	$(201)	$59
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		20	(26)	(174)	57
Special Limited Partners		—	—	—	—
Interest of others in operating subsidiaries		233	(41)	27	(33)
		$277	$(96)	$(348)	$83

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2020	$2,331	$(217)	$220	$(218)	$2,116	$1,924	$(209)	$210	$(264)	$1,661	$15	$7,261	$11,053
Net income (loss)	—	(136)	—	—	(136)	—	(118)	—	—	(118)	—	454	200
Other comprehensive income (loss)	—	—	—	(65)	(65)	—	—	—	(56)	(56)	—	(427)	(548)
Total comprehensive income (loss)	—	(136)	—	(65)	(201)	—	(118)	—	(56)	(174)	—	27	(348)
Contributions	—	—	—	—	—	—	—	—	—	—	—	651	651
Distributions (2)	—	(15)	—	—	(15)	—	(12)	—	—	(12)	—	(1,051)	(1,078)
Unit repurchases (2)	(26)	—	—	—	(26)	—	—	—	—	—	—	—	(26)
Ownership change (3)	—	1	(152)	2	(149)	—	1	(132)	2	(129)	—	129	(149)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	230	230
Balance as at September 30, 2020	$2,305	$(367)	$68	$(281)	$1,725	$1,924	$(338)	$78	$(318)	$1,346	$15	$7,247	$10,333
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$15	$3,531	$6,494
Net income (loss)	—	100	—	—	100	—	93	—	—	93	—	154	347
Other comprehensive income (loss)	—	—	—	(41)	(41)	—	—	—	(36)	(36)	—	(187)	(264)
Total comprehensive income (loss)	—	100	—	(41)	59	—	93	—	(36)	57	—	(33)	83
Contributions	—	—	—	—	—	—	—	—	—	—	—	132	132
Distributions (2)	—	(13)	—	—	(13)	—	(12)	—	—	(12)	—	(828)	(853)
Unit repurchases (2)	(7)	—	—	—	(7)	—	—	—	—	—	—	—	(7)
Ownership change (3)	—	—	(8)	—	(8)	—	—	(7)	—	(7)	—	(41)	(56)
Acquisition of interest (4)	—	—	—	—	—	—	—	—	—	—	—	2,809	2,809
Unit issuance (2)	572	—	—	—	572	250	—	—	—	250	—	—	822
Balance as at September 30, 2019	$2,331	$(150)	$197	$(227)	$2,151	$1,924	$(153)	$188	$(271)	$1,688	$15	$5,570	$9,424
____________________________________

(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and for additional information on unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2020	2019
Operating Activities
Net income (loss)		$200	$347
Adjusted for the following items:
Equity accounted earnings, net of distributions		8	(22)
Impairment expense, net	10	149	324
Depreciation and amortization expense		1,618	1,286
Gain on acquisitions/dispositions, net	8	(179)	(536)
Provisions and other items		230	174
Deferred income tax expense (recovery)		(157)	(80)
Changes in non-cash working capital, net	24	1,205	624
Cash from operating activities		3,074	2,117
Financing Activities
Proceeds from non-recourse subsidiary borrowings		3,026	13,748
Repayment of non-recourse subsidiary borrowings		(3,169)	(2,311)
Proceeds from corporate borrowings		750	—
Repayment of corporate borrowings		(62)	—
Proceeds from other financing		87	1,733
Repayment of other financing		(76)	(21)
Proceeds from (repayment of) other credit facilities, net		(482)	315
Lease liability repayment		(172)	(143)
Capital provided by limited partners and Redemption-Exchange Unitholders	19	—	822
Capital provided by others who have interests in operating subsidiaries		629	2,475
Capital paid to others who have interests in operating subsidiaries		(36)	(10)
Partnership units repurchased		(26)	(7)
Distributions to limited partners and Redemption-Exchange Unitholders		(27)	(25)
Distributions to others who have interests in operating subsidiaries	19	(800)	(872)
Cash from (used in) financing activities		(358)	15,704
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	149	(17,076)
Property, plant and equipment and intangible assets		(1,066)	(837)
Equity accounted investments	13	(446)	(24)
Financial assets and other		(1,584)	(42)
Dispositions
Subsidiaries, net of cash disposed		165	918
Property, plant and equipment		33	58
Equity accounted investments		—	42
Financial assets and other		1,141	223
Net settlement of hedges		134	41
Restricted cash and deposits		(293)	86
Cash from (used in) investing activities		(1,767)	(16,611)
Cash
Change during the period		949	1,210
Impact of foreign exchange on cash		(120)	(40)
Net change in cash classified within assets held for sale		—	(101)
Balance, beginning of year		1,986	1,949
Balance, end of period		$2,815	$3,018

Supplemental cash flow information is presented in Note 24
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, “the partnership”) own and operate business services and industrial operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s consolidated financial statements as at and for the year ended December 31, 2019. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2019, other than changes as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership’s Board of Directors and authorized for issue on November 5, 2020.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. The partnership considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and property, plant and equipment needed to be reevaluated for impairment as of September 30, 2020. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on its assessments, no additional impairments were required as at September 30, 2020. The partnership will continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
(b)Government assistance
The partnership applied IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) to account for government grants and other government assistance received by its subsidiaries. Government grants are recognized when there is reasonable assurance that the assistance will be received and the partnership will comply with all relevant conditions. The partnership recognizes government grants in the consolidated statements of operating results on a systematic basis over the periods in which the partnership recognizes expenses for which the grants were provided.
(c)Extinguishment of financial liabilities with equity instruments
The partnership applied IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (“IFRIC 19”) to account for financial liabilities that are extinguished either fully, or partially by issuing equity instruments. This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability, are measured at their fair value. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued are included in the partnership’s consolidated statements of operating results.
(d)Impairment of financial assets
The partnership recognizes an allowance for expected credit losses (“ECL”) on financial assets including loans receivable and debt securities measured at amortized cost, debt securities measured at fair value through OCI and loan commitments. ECLs are also determined for trade receivables and contract assets. The ECL model consists of three stages: Stage 1 – twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are impaired.
The partnership calculates ECLs based on the probability weighted expected cash collected shortfall against the carrying value of the loan or investment and considers reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that may impact the credit profile of the loans. Forward-looking information is considered when determining significant increase in credit risk and measuring expected credit losses. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.
The partnership utilizes a simplified approach for measuring the loss allowance at an amount equal to the lifetime ECL for trade receivables and contract assets. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.
(e)Interest income
Interest from interest-bearing assets and liabilities not measured at fair value through profit or loss is recognized as interest income using the effective interest method. The effective interest rate (EIR) is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
(f)New accounting policies adopted
(i)Definition of material
In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
(ii)Rent concessions
In May 2020, the IASB issued an amendment to IFRS 16, Leases (“IFRS 16”), effective for annual and interim reporting periods beginning on or after June 1, 2020. The amendment provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The application of the practical expedient did not have a significant impact on the partnership’s financial results.
(g)Future changes in accounting policies
(i)Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”) a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. In June 2019, the IASB published an exposure draft that proposes targeted amendments to IFRS 17 and will replace IFRS 4, Insurance contracts (“IFRS 4”). In March 2020, the IASB decided on a further deferral of the effective date of IFRS 17 from annual periods beginning on or after January 1, 2021 to annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:
•a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
•the effect of the time value of money;
•a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
(ii)IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments for IBOR reform
On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The partnership is currently assessing the impact as a result of the amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The partnership expects to have completed its assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on the partnership’s consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the nine months ended September 30, 2020
Business services
IndoStar Capital Finance Limited (“IndoStar”)
On May 27, 2020, the partnership, together with institutional partners, acquired a 31% ownership interest in IndoStar, an Indian financing company focused on commercial vehicle lending and affordable home finance, for consideration of $162 million. The partnership did not receive voting rights with its initial investment and on June 30, 2020 classified the investment as a financial asset measured at fair value through profit and loss.
On July 8 and 9, 2020, the partnership, together with institutional partners, acquired an additional 26% interest in IndoStar through a Mandatory Tender Offer and a secondary offering, for $114 million and $19 million, respectively, for a total ownership interest of 57%. Upon completion of the additional investment, the partnership received 57% of the voting rights which provided the partnership with control over the business on July 9, 2020. Accordingly, the partnership has consolidated the business for financial reporting purposes. Total consideration for the acquisition, inclusive of the May 27, 2020 transaction was $105 million attributable to the partnership, representing a 20% economic interest. Total acquisition costs of $4 million were recorded as other expenses in the unaudited interim condensed consolidated statement of operating results.
The transaction was accounted for as a business combination achieved in stages. The partnership’s previously held investment in IndoStar was remeasured to fair value prior to the acquisition and no cumulative gain or loss arising from changes in the fair value of the investment was recognized.
The acquisition contributed $1,064 million of loans receivable, $78 million of cash and cash equivalents, $227 million of financial assets, intangibles of $20 million, net other assets of $37 million and non-recourse borrowings of $939 million. Goodwill of $24 million was recognized and represents the benefits the partnership expects to receive from the integration of the operations. Non-controlling interests of $406 million were recognized on business combination were measured at the proportionate share of the fair value of assets acquired and liabilities assumed. The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
The partnership’s results from operations for the period ended September 30, 2020 includes revenues of $42 million and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2020, the partnership would have recorded revenues of $131 million for the period ended September 30, 2020 and a net loss of $9 million attributable to the partnership for the period ended September 30, 2020.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
(b)Acquisitions completed in 2019
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates for significant acquisitions:

(US$ MILLIONS)	Business services (1)	Infrastructure services	Industrials	Total
Cash	$2,024	$7	$3,732	$5,763
Non-cash consideration	15	1	—	16
Total consideration (2)	$2,039	$8	$3,732	$5,779

(US$ MILLIONS)
Cash and cash equivalents	$319	$—	$11	$330
Accounts and other receivable, net	289	2	1,129	1,420
Inventory, net	41	—	1,765	1,806
Assets held for sale	6	—	—	6
Equity accounted investments	9	—	833	842
Property, plant and equipment	3,030	3	3,578	6,611
Intangible assets	542	7	6,550	7,099
Goodwill (3)	1,575	7	1,750	3,332
Deferred income tax assets	138	—	14	152
Financial assets	4,735	—	27	4,762
Other assets	48	—	339	387
Acquisition gain	(4)	—	—	(4)
Accounts payable and other	(2,734)	(1)	(2,003)	(4,738)
Borrowings	(709)	—	—	(709)
Deferred income tax liabilities	(152)	(2)	(867)	(1,021)
Net assets acquired before non-controlling interests	7,133	16	13,126	20,275
Non-controlling interests (4) (5)	(5,094)	(8)	(9,394)	(14,496)
Net assets acquired	$2,039	$8	$3,732	$5,779
____________________________________
(1)The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
(2)Excludes consideration attributable to non-controlling interests, which represents the interest of others in operating subsidiaries.
(3)The finalization of purchase price allocations within the business services and industrials segments resulted in adjustments to the preliminary fair values, including intangible assets, deferred income tax assets, deferred income tax liabilities, equity accounted investments and consideration paid. The offsetting adjustment to goodwill resulted in an increase of $3 million within the business services segment and a decrease of $144 million within the industrials segment. Adjustments to a purchase price allocation within the infrastructure services segment resulted in a decrease to goodwill of $5 million.
(4)Non-controlling interests recognized on business combination were measured at fair value for business services, industrials and infrastructure services.
(5)Non-controlling interests recognized on business combination were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for mortgage insurance services in the business services segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
Business services
Sagen MI Canada Inc. (“Sagen”)
On December 12, 2019, together with institutional partners, the partnership acquired Sagen, a Canadian based mortgage insurance company, formerly known as Genworth. The partnership’s economic interest prior to syndication to institutional partners was 31% and was acquired for consideration of $854 million. The partnership has a 57% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
On acquisition, a bargain purchase gain of $4 million was recognized. Intangible assets of $243 million were acquired, primarily comprised of the value of insurance contracts in force as at the date of acquisition.
The partnership’s results from operations for the year ended December 31, 2019 includes $10 million of revenue and $9 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $207 million and net income of $98 million attributable to the partnership for the year ended December 31, 2019.
Healthscope Limited (“Healthscope”)
On June 6, 2019, together with institutional partners, the partnership acquired Healthscope, an Australian based healthcare provider that operates private hospitals and provides pathology services. The partnership’s economic interest prior to syndication to institutional partners was 28% and was acquired for consideration of $1,156 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $22 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,551 million was acquired, which represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $286 million were acquired, primarily comprised of customer contracts.
The partnership’s results from operations for the year ended December 31, 2019 includes $297 million of revenue and $7 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $453 million and net loss of $23 million attributable to the partnership for the year ended December 31, 2019.
Ouro Verde Locação e Seviços S.A. (“Ouro Verde”)
On July 8, 2019, the partnership, together with institutional partners, acquired Ouro Verde, a Brazilian heavy equipment and light fleet vehicle management company. The partnership’s economic interest prior to syndication to institutional partners was 38% and was acquired for total consideration of $16 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Others
On August 20, 2019, the partnership, through its road fuel storage and distribution business, completed an acquisition for consideration of $12 million, acquiring the remaining ownership interests in a terminal storage operator in which it previously had an equity interest. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Industrials
Clarios Global LP (“Clarios”)
On April 30, 2019, together with institutional partners, the partnership acquired Clarios (formerly known as the “Power Solutions Business of Johnson Controls International plc”), a global producer and distributor of automotive batteries. The partnership’s economic interest prior to syndication to institutional partners was 29% and was acquired for consideration of $3,732 million. The partnership has a 100% voting interest in this business, which provides the partnership with control. Accordingly, the partnership consolidates this business for financial reporting purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
Acquisition costs of approximately $41 million were recorded as other expense on the consolidated statements of operating results. Goodwill of $1,750 million was acquired, which is largely reflective of the potential to innovate and grow the business. $20 million of the goodwill recognized is deductible for income tax purposes. Intangible assets of $6,550 million were acquired, primarily comprised of customer relationships, patented technology, and trademarks.
The partnership’s results from operations for the year ended December 31, 2019 includes $1,668 million of revenue and $89 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2019, the partnership would have recorded revenue of $2,414 million and net loss of $21 million attributable to the partnership for the year ended December 31, 2019.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles, or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, price and rate volatility as applicable. Financial instruments classified as fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVOCI) are measured at fair value in the unaudited interim condensed consolidated statements of financial position, and changes in fair values are recognized in profit or loss or other comprehensive income, respectively.
The following table provides the details of financial instruments and their associated classifications as at September 30, 2020:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,815	$2,815
Accounts and other receivable, net (current and non-current)	—	—	5,083	5,083
Other assets (current and non-current) (1)	—	—	516	516
Financial assets (current and non-current) (2)	678	5,133	1,983	7,794
Total	$678	$5,133	$10,397	$16,208
Financial liabilities
Accounts payable and other (current and non-current) (3)	$417	$350	$8,807	$9,574
Borrowings (current and non-current)	—	—	23,929	23,929
Total	$417	$350	$32,736	$33,503
____________________________________
(1)Excludes prepayments, subrogation recoverable and other assets of $1,401 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $7,541 million.
Included in cash and cash equivalents as at September 30, 2020 is $2,283 million of cash (December 31, 2019: $1,570 million) and $532 million of cash equivalents (December 31, 2019: $416 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
The fair value of all financial assets and liabilities as at September 30, 2020 were consistent with carrying value, with the exception of the borrowings at Altera Infrastructure L.P. (“Altera”) measured at amortized cost, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,830 million (December 31, 2019: $2,787 million) versus a carrying value of $2,839 million (December 31, 2019: $2,767 million).
Included in financial assets as at September 30, 2020 is $705 million (December 31, 2019: $264 million) of equity instruments designated as measured at fair value through other comprehensive income. The remaining balance of instruments designated as measured at fair value through other comprehensive income relates primarily to corporate and government bonds.
The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2019:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,986	$1,986
Accounts and other receivable, net (current and non-current)	—	—	5,631	5,631
Other assets (current and non-current) (1)	—	—	577	577
Financial assets (current and non-current) (2)	883	4,612	748	6,243
Total	$883	$4,612	$8,942	$14,437
Financial liabilities
Accounts payable and other (3) (4)	$385	$159	$9,039	$9,583
Borrowings (current and non-current)	—	—	22,399	22,399
Total	$385	$159	$31,438	$31,982
____________________________________
(1)Excludes prepayments, subrogation recoverable and other assets of $1,215 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $3,832 million of assets pledged as collateral.
(4)Excludes provisions, decommissioning liabilities, deferred revenue, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $6,913 million.
(a)Hedging activities

Net investment hedges
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2020, pre-tax net loss of $110 million and net gain $159 million (September 30, 2019: pre-tax net loss of $152 million and $77 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at September 30, 2020, there was a derivative asset balance of $81 million (December 31, 2019: $13 million) and derivative liability balance of $6 million (December 31, 2019: $35 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts, purchase price of decant oil, lead, polypropylene, tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and nine months ended September 30, 2020, pre-tax net loss of $17 million and $279 million (September 30, 2019: pre-tax net loss of $80 million and $129 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at September 30, 2020, there was a derivative asset balance of $29 million (December 31, 2019: $22 million) and derivative liability balance of $344 million (December 31, 2019: $123 million) relating to the derivative contracts designated as cash flow hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.
Fair value hierarchical levels - financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $206 million (December 31, 2019: $287 million) of financial assets and $15 million (December 31, 2019: $36 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates of what market participants would use in pricing the asset or liability at the measurement date.
There were no transfers between levels during the three and nine months ended September 30, 2020. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at September 30, 2020 and December 31, 2019:

	September 30, 2020			December 31, 2019
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$385	$—	$—	$255	$—	$—
Corporate and government bonds	—	3,891	—	—	3,914	—
Derivative assets	16	221	—	4	234	—
Other financial assets (1)	613	479	206	401	400	287
Total	$1,014	$4,591	$206	$660	$4,548	$287
Financial liabilities
Derivative liabilities	$6	$747	$—	$18	$489	$—
Other financial liabilities	—	—	15	—	—	36
Total	$6	$747	$15	$18	$489	$36
____________________________________
(1)Other financial assets include secured debentures to homebuilding companies, asset-backed securities and preferred shares in our business services segment. Level 1 other financial assets are primarily preferred shares. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures to homebuilding companies.
The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Balance at beginning of year	$251	$230
Fair value change recorded in net income	(64)	8
Fair value change recorded in other comprehensive income	(12)	—
Net additions (disposals)	16	13
Balance at end of period	$191	$251

(b)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at September 30, 2020, $30 million, of financial assets (December 31, 2019: $1 million) and $46 million, of financial liabilities (December 31, 2019: $3 million) were offset in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Current
Marketable securities	$876	$734
Restricted cash	438	172
Derivative contracts	139	176
Loans and notes receivable, net	209	66
Other financial assets (1)	279	—
Total current	$1,941	$1,148
Non-current
Marketable securities	$3,400	$3,435
Restricted cash	265	201
Derivative contracts	98	62
Loans and notes receivable	991	309
Other financial assets (1)	1,099	1,088
Total non-current	$5,853	$5,095
____________________________________
(1)Other financial assets include secured debentures to homebuilding companies, asset-backed securities and preferred shares in our business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLES, NET

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Current, net	$4,373	$4,808
Non-current, net
Accounts receivable	80	40
Retainer on customer contract	132	102
Billing rights	498	681
Total non-current, net	$710	$823
Total	$5,083	$5,631
Billing rights, which represent unbilled rights arising at BRK Ambiental from revenue earned from the construction of public concession contracts, are classified as financial assets and are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction services business has a retention balance which comprises amounts that have been earned but held back until certain conditions specified in the contract are satisfied.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Raw materials and consumables (1)	$1,430	$941
Fuel products (2)	527	688
Work in progress	653	674
RTFO certificates (3)	287	342
Finished goods and other (4)	574	845
Carrying amount of inventories	$3,471	$3,490
____________________________________
(1)Raw materials and consumables are mainly composed of raw materials in the industrials segment.
(2)Fuel products are traded in active markets and are purchased with a view to resell in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.
(3)Renewable Transport Fuel Obligations (“RTFO”) certificates held for trading as at September 30, 2020 have a fair value of $23 million (December 31, 2019: $66 million). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(4)Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8.    DISPOSITIONS
For the three month period ended September 30, 2020, the partnership recognized a net gain on dispositions of $nil (September 30, 2019: gain of $16 million). For the nine month period ended September 30, 2020, the partnership recognized a net gain on dispositions of $179 million (September 30, 2019: gain of $536 million).
The gain recognized in the nine month period ended September 30, 2020 is primarily related to the partnership’s sale of its cold storage logistics business for gross proceeds of approximately $255 million, resulting in a $186 million pre-tax gain recognized by the partnership.
The gain recognized in the nine month period ended September 30, 2019 is primarily related to the partnership’s sale of its facilities management business and executive relocation business resulting in pre-tax gains of $341 million and $180 million, respectively.
NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Current
Work in progress (1)	$453	$505
Prepayments and other assets	667	719
Assets held for sale	406	139
Total current	$1,526	$1,363
Non-current
Work in progress (1)	$63	$72
Prepayments and other assets	328	357
Total non-current	$391	$429
____________________________________
(1)See Note 15 for additional information.
On August 4, 2020, Healthscope entered into an agreement to sell its New Zealand pathology business for approximately $360 million. The sale is subject to customary closing approvals and protocols. As at September 30, 2020 the pathology business has been classified as held for sale.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Gross carrying amount
Beginning balance	$16,502	$8,415
Additions (1)	1,445	1,529
Dispositions	(313)	(772)
Acquisitions through business combinations (2)	23	6,577
Assets reclassified as held for sale (3)	(87)	(332)
Changes in accounting policy	—	978
Foreign currency translation	(116)	107
Ending balance	$17,454	$16,502
Accumulated depreciation and impairment
Beginning balance	$(2,610)	$(1,468)
Depreciation/depletion/impairment expense (4)	(1,211)	(1,407)
Dispositions	169	263
Assets reclassified as held for sale (3)	22	62
Foreign currency translation	40	(60)
Ending balance	$(3,590)	$(2,610)
Net book value (5)	$13,864	$13,892
____________________________________
(1)Includes assets acquired in a common control transaction. See Note 17 for additional information.
(2)See Note 3 for additional information.
(3)Includes assets that were reclassified as held for sale and subsequently disposed.
(4)Includes an impairment expense of $144 million for the nine months ended September 30, 2020 resulting from write-downs of certain vessels within Altera due to changes in underlying assumptions such as the impact of contract modifications, changes in lay-up cost estimates, expected values on the sale of vessels, revenue forecasts, and vessel re-contracting.
(5)Includes right-of-use assets of $1,285 million as at September 30, 2020 and $1,266 million as at December 31, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Gross carrying amount
Beginning balance	$12,504	$6,001
Additions (1)	166	231
Dispositions	(71)	(32)
Acquisitions through business combinations (2)	164	6,816
Assets reclassified as held for sale (3)	(97)	(436)
Foreign currency translation	(601)	(76)
Ending balance	$12,065	$12,504
Accumulated amortization and impairment
Beginning balance	$(945)	$(478)
Amortization/impairment expense	(582)	(582)
Dispositions	69	22
Assets reclassified as held for sale (3)	17	97
Foreign currency translation	57	(4)
Ending balance	$(1,384)	$(945)
Net book value	$10,681	$11,559
____________________________________
(1)Includes assets acquired in a common control transaction. See Note 17 for additional information.
(2)See Note 3 for additional information.
(3)Includes assets that were reclassified as held for sale and subsequently disposed.
NOTE 12.    GOODWILL

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Balance at beginning of period	$5,218	$2,411
Acquisitions through business combinations (1)	(113)	3,444
Impairment losses	—	(418)
Dispositions	—	(21)
Assets reclassified as held for sale (2)	(215)	(212)
Foreign currency translation	71	14
Balance at end of period	$4,961	$5,218
____________________________________
(1)See Note 3 for additional information.
(2)Includes assets that were reclassified as held for sale and subsequently disposed.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Balance at beginning of year	$1,273	$541
Acquisitions through business combinations (1)	(5)	847
Additions	446	25
Dispositions (2)	—	(162)
Share of net income	26	114
Share of other comprehensive income (loss)	(4)	—
Distributions received	(34)	(62)
Foreign currency translation	(31)	(30)
Balance at end of period	$1,671	$1,273
____________________________________
(1)See Note 3 for additional information.
(2)Includes derecognition of an equity accounted investment within Greenergy that was consolidated in 2019.
On January 31, 2020, the partnership completed the acquisition of a 17% economic interest in Brand Industrial Holdings Inc. (“BrandSafway”) for consideration of $445 million. The partnership has joint control over BrandSafway and has accounted for its investment as an equity accounted investment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Current
Accounts payable	$2,958	$2,919
Accrued and other liabilities (1) (2)	3,951	3,978
Lease liability	214	224
Financial liabilities	416	327
Unearned premiums reserve (3)	483	482
Work in progress (4)	1,441	1,415
Provisions and decommissioning liabilities	510	442
Liabilities held for sale	76	94
Total current	$10,049	$9,881
Non-current
Accounts payable	$126	$116
Accrued and other liabilities (2)	1,128	1,110
Lease liability	1,171	1,109
Financial liabilities	2,287	2,048
Unearned premiums reserve (3)	1,194	1,143
Work in progress (4)	33	60
Provisions and decommissioning liabilities	1,127	1,029
Total non-current	$7,066	$6,615
____________________________________
(1)Includes bank overdrafts of $402 million as at September 30, 2020 (December 31, 2019: $921 million).
(2)Includes post-employment benefits of $881 million ($11 million current and $870 million non-current) as at September 30, 2020 and $835 million ($18 million current and $817 million non-current) as at December 31, 2019.
(3)See Note 25 for additional information.
(4)See Note 15 for additional information.
As part of the acquisition of Healthscope in 2019, the partnership received approximately $1.7 billion as proceeds for the sale and leaseback of 22 wholly owned freehold hospital properties. The partnership did not relinquish control of these hospital properties and the hospital properties were not derecognized from property, plant, and equipment. The proceeds received were recognized as a financial liability. The liability is drawn down as payments are made to the lender.
NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Contract costs incurred to date	$25,170	$23,041
Profit recognized to date (less recognized losses)	1,605	1,843
	26,775	24,884
Less: progress billings	(27,733)	(25,782)
Contract work in progress (liability)	$(958)	$(898)
Comprising:
Amounts due from customers - work in progress	$516	$577
Amounts due to customers - creditors	(1,474)	(1,475)
Net work in progress	$(958)	$(898)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 16.    BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities of $1,575 million backed by large global banks. The credit facilities are available in Euros, Sterling, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level.
During the third quarter of 2020, the partnership increased the total available amount on the credit facilities by $500 million to $2,075 million. The additional $500 million has been guaranteed by Brookfield and provides the partnership with additional liquidity to take advantage of acquisitive opportunities.
As at September 30, 2020, $538 million was drawn on the bilateral credit facilities and the additional $500 million facility guaranteed by Brookfield remains undrawn.
The partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at September 30, 2020, the credit facility remains undrawn.
The partnership is currently in compliance with or has obtained waivers related to all material covenant requirements, and the partnership continues to monitor performance against such covenant requirements.
(b)Non-recourse subsidiary borrowings of the partnership
Total non-recourse subsidiary borrowings of the partnership as at September 30, 2020 were $23,241 million (December 31, 2019: $22,399 million).
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios.
The partnership’s operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
(a)Transactions with the parent company
As at September 30, 2020, $nil was drawn on the revolving acquisition credit facility with Brookfield (December 31, 2019: $nil). The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at September 30, 2020, the amount of the deposit from Brookfield was $150 million (December 31, 2019: $4 million on deposit with Brookfield). For the three and nine months ended September 30, 2020, the partnership paid interest expense of $1 million and $2 million (September 30, 2019: the partnership earned interest income of $4 million and $8 million) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and nine months ended September 30, 2020 was $15 million and $47 million (September 30, 2019: $16 million and $40 million).
In its capacity as the holder of the special limited partnership units (“Special LP units”) of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and nine months ended September 30, 2020 was $nil and $nil (September 30, 2019: $nil and $nil).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.
On February 5, 2020, the partnership entered into a voting agreement with a Brookfield subsidiary who had the power to direct the relevant activities of Cardone. The partnership consolidated Cardone commencing February 5, 2020. This transaction was accounted for as a common control transaction where the partnership recognized Cardone’s assets and liabilities at their carrying values. The assets, liabilities, and deficit in shareholder’s equity recognized on February 5, 2020 were $609 million, $957 million, and $348 million, respectively. The liabilities included $224 million of loans between Cardone and the partnership which eliminated upon consolidation. The partnership did not pay any consideration nor incur any expenses related to this transaction.
(b)Subsidiary recapitalization
On May 13, 2020, as part of a debt restructuring agreement, former debtholders of Cardone agreed to participate in an equity rights offering, in exchange for extinguishment of their existing debt to Cardone. As part of this debt restructuring agreement Cardone received capital commitments of up to $180 million from some of its former debtholders. To date, the partnership has funded a portion of the $95 million it expects to contribute upon completion of the restructuring, subject to certain covenants and liquidity requirements. As a result of the recapitalization transaction, the partnership recorded a net gain of $244 million within other income (expense) in the consolidated statements of operating results.
(c)Other
The following tables summarize other transactions and balances the partnership has entered into with related parties:

	Three Months Ended		Nine Months Ended
(US$ MILLIONS)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Transactions during the period
Business services revenues (1)	$168	$145	$432	$339
____________________________________
(1) Within our business services segment, the partnership provides construction services to affiliates of Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Balances at end of period
Financial assets	$—	$174
Accounts and other receivable, net	$97	$36
Accounts payable and other	$247	$210
NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk, currency risk, interest rate risk, commodity risk and other price risks. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instruments positions are as follows:

	September 30, 2020		December 31, 2019
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign exchange contracts	$144	$69	$59	$96
Cross currency swaps	—	9	1	7
Interest rate derivatives	71	593	52	274
Equity derivatives	—	37	2	—
Commodities contracts	22	45	124	130
Total	$237	$753	$238	$507
Total current	$139	$292	$176	$213
Total non-current	$98	$461	$62	$294
NOTE 19.    EQUITY
For the three and nine months ended September 30, 2020, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $9 million and $27 million, respectively, or approximately $0.0625 per partnership unit (September 30, 2019: $9 million and $25 million, respectively). For the three and nine months ended September 30, 2020, the partnership distributed to others who have interests in the operating subsidiaries $312 million and $1,051 million, respectively, (September 30, 2019: $45 million and $828 million, respectively) primarily resulting from the distributions of proceeds on the sale of our cold storage logistics business, a GrafTech distribution in kind and distributions received from Sagen and Westinghouse Electric Company (“Westinghouse”).
During the nine month period ended September 30, 2020, the partnership repurchased and canceled 977,426 limited partnership units (September 30, 2019: 202,143).
(a)Earnings per limited partner unit
Net loss attributable to limited partnership unitholders for the three and nine months ended September 30, 2020 was $10 million and $136 million (September 30, 2019: net income of $13 million and $100 million). The weighted average number of limited partnership units was 80.3 million and 80.5 million for the three and nine months ended September 30, 2020 (September 30, 2019: 80.7 million and 70.9 million).
(b)Incentive distribution to Special LP units
In its capacity as the holder of the Special LP units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the three months ended September 30, 2020, the volume weighted average price per unit was $29.89, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil and $nil for the three and nine months ended September 30, 2020 (September 30, 2019: $nil and $nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
(c)General and limited partnership units

UNITS	General Partner Units	Limited Partnership Units	Total
Balance as at January 1, 2020	4	80,890,655	80,890,659
Repurchased and canceled	—	(977,426)	(977,426)
Balance as at September 30, 2020	4	79,913,229	79,913,233

(d)Redemption-exchange units held by Brookfield

UNITS	Redemption-Exchange Units held by Brookfield
Balance as at January 1, 2020	69,705,497
Repurchased and canceled	—
Balance as at September 30, 2020	69,705,497
NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(169)	$11	$(60)	$(218)
Other comprehensive income (loss)	(93)	19	9	(65)
Ownership change	—	2	—	2
Balance as at September 30, 2020	$(262)	$32	$(51)	$(281)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	(47)	7	(1)	(41)
Balance as at September 30, 2019	$(229)	$16	$(14)	$(227)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
(b)Attributable to non-controlling interests — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2020	$(221)	$9	$(52)	$(264)
Other comprehensive income (loss)	(81)	16	9	(56)
Ownership changes	—	2	—	2
Balance as at September 30, 2020	$(302)	$27	$(43)	$(318)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	(41)	6	(1)	(36)
Balance as at September 30, 2019	$(273)	$13	$(11)	$(271)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation at the subsidiary level. The following table lists direct operating costs for the three and nine months ended September 30, 2020, and September 30, 2019 by nature:

	Three Months Ended		Nine Months Ended
(US$ MILLIONS)	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cost of sales	$7,497	$9,169	$20,417	$25,205
Compensation	1,217	1,199	3,464	3,091
Property taxes, sales taxes and other	8	21	27	62
Total	$8,722	$10,389	$23,908	$28,358
Inventories recognized as cost of sales during the three and nine month period ended September 30, 2020 amounted to $5,575 million and $15,215 million (September 30, 2019: $6,469 million and $17,221 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 22.    REVENUES
(a)Revenue by type
The table below summarizes the partnership’s segment revenue by type of revenue for the three and nine months ended September 30, 2020:

	Three Months Ended September 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$5,864	$924	$2,887	$—	$9,675
Other revenue	260	134	1	—	395
Total revenue	$6,124	$1,058	$2,888	$—	$10,070

	Nine Months Ended September 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$16,040	$2,894	$7,528	$—	$26,462
Other revenue	666	454	4	—	1,124
Total revenue	$16,706	$3,348	$7,532	$—	$27,586
The table below summarizes the partnership’s segment revenue by type of revenue for the three and nine months ended September 30, 2019:

	Three Months Ended September 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$7,399	$984	$3,233	$—	$11,616
Other revenue	28	149	1	—	178
Total revenue	$7,427	$1,133	$3,234	$—	$11,794

	Nine Months Ended September 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenue by type
Revenue from contracts with customers	$21,661	$3,074	$6,472	$—	$31,207
Other revenue	46	453	6	—	505
Total revenue	$21,707	$3,527	$6,478	$—	$31,712

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
(b)Timing of recognition of revenue from contracts with customers
The table below summarizes the partnership’s segment revenue by timing of revenue recognition for the total revenue from contracts with customers for the three and nine months ended September 30, 2020:

	Three Months Ended September 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$4,815	$354	$2,801	$—	$7,970
Services transferred over a period of time	1,049	570	86	—	1,705
Total revenue from contracts with customers	$5,864	$924	$2,887	$—	$9,675

	Nine Months Ended September 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$13,014	$1,116	$7,365	$—	$21,495
Services transferred over a period of time	3,026	1,778	163	—	4,967
Total revenue from contracts with customers	$16,040	$2,894	$7,528	$—	$26,462
The table below summarizes the partnership’s segment revenue by timing of revenue recognition for the total revenue from contracts with customers for the three and nine months ended September 30, 2019:

	Three Months Ended September 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,111	$296	$3,176	$—	$9,583
Services transferred over a period of time	1,288	688	57	—	2,033
Total revenue from contracts with customers	$7,399	$984	$3,233	$—	$11,616

	Nine Months Ended September 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$17,250	$1,009	$6,304	$—	$24,563
Services transferred over a period of time	4,411	2,065	168	—	6,644
Total revenue from contracts with customers	$21,661	$3,074	$6,472	$—	$31,207

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 23.    SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (the “CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, which is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items (“Company FFO”), and Company FFO excluding the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments (“Company EBITDA”).

	Three Months Ended September 30, 2020
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$6,124	$1,058	$2,888	$—	$10,070
Direct operating costs	(5,724)	(774)	(2,219)	(5)	(8,722)
General and administrative expenses	(105)	(31)	(82)	(18)	(236)
Equity accounted Company EBITDA (3)	3	45	36	—	84
Company EBITDA attributable to others (4)	(202)	(156)	(457)	—	(815)
Company EBITDA (1)	96	142	166	(23)	381
Gain (loss) on acquisitions / dispositions, net	—	—	—	—	—
Other income (expenses), net (5)	(1)	(18)	2	—	(17)
Interest income (expense), net	(58)	(88)	(221)	(4)	(371)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investments (3)	(1)	(16)	(7)	—	(24)
Current income taxes	(46)	(4)	(61)	9	(102)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	72	62	207	—	341
Company FFO (1)	62	78	86	(18)	208
Depreciation and amortization expense (2)					(547)
Impairment expense, net					(7)
Other income (expenses), net (5)					8
Deferred income taxes					(8)
Non-cash items attributable to equity accounted investments (3)					(43)
Non-cash items attributable to others (4)					370
Net income (loss) attributable to unitholders (1)					$(19)
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
(2)For the three month period ended September 30, 2020, depreciation and amortization by segment is as follows: business services $109 million, infrastructure services $170 million, industrials $268 million, and corporate and other $nil.
(3)The sum of these amounts equates to equity accounted income of $17 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Total cash and non-cash items attributable to the interest of others equals net income of $104 million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to other expenses of $9 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019

	Nine Months Ended September 30, 2020
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$16,706	$3,348	$7,532	$—	$27,586
Direct operating costs	(15,745)	(2,373)	(5,780)	(10)	(23,908)
General and administrative expenses	(276)	(122)	(247)	(63)	(708)
Equity accounted Company EBITDA (3)	18	122	79	—	219
Company EBITDA attributable to others (4)	(524)	(529)	(1,175)	—	(2,228)
Company EBITDA (1)	179	446	409	(73)	961
Gain (loss) on acquisitions / dispositions, net	186	—	(7)	—	179
Other income (expenses), net (5)	8	(47)	3	—	(36)
Interest income (expense), net	(168)	(253)	(668)	1	(1,088)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investments (3)	(5)	(40)	(15)	—	(60)
Current income taxes	(98)	(10)	(122)	30	(200)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	41	173	605	—	819
Company FFO (1)	143	269	205	(42)	575
Depreciation and amortization expense (2)					(1,618)
Impairment expense, net					(149)
Other income (expenses), net (5)					(41)
Deferred income taxes					157
Non-cash items attributable to equity accounted investments (3)					(133)
Non-cash items attributable to others (4)					955
Net income (loss) attributable to unitholders (1)					$(254)
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
(2)For the nine month period ended September 30, 2020, depreciation and amortization by segment is as follows: business services $322 million, infrastructure services $498 million, industrials $798 million, and corporate and other $nil.
(3)The sum of these amounts equates to equity accounted income of $26 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Total cash and non-cash items attributable to the interest of others equals net income of $454 million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to other expenses of $77 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019

	Three Months Ended September 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$7,427	$1,133	$3,234	$—	$11,794
Direct operating costs	(7,150)	(759)	(2,478)	(2)	(10,389)
General and administrative expenses	(93)	(29)	(71)	(22)	(215)
Equity accounted Company EBITDA (3)	9	21	31	—	61
Company EBITDA attributable to others (4)	(129)	(227)	(527)	—	(883)
Company EBITDA (1)	64	139	189	(24)	368
Gain (loss) on acquisitions / dispositions, net	—	—	17	(1)	16
Other income (expenses), net (5)	(2)	(17)	—	—	(19)
Interest income (expense), net	(65)	(93)	(240)	9	(389)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investments (3)	(2)	(5)	(7)	—	(14)
Current income taxes	(19)	(4)	(91)	6	(108)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	55	75	235	—	365
Company FFO (1)	31	95	103	(10)	219
Depreciation and amortization expense (2)					(534)
Impairment expense, net					—
Other income (expenses), net (5)					(64)
Deferred income taxes					58
Non-cash items attributable to equity accounted investments (3)					(15)
Non-cash items attributable to others (4)					360
Net income (loss) attributable to unitholders (1)					$24
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
(2)For the three month period ended September 30, 2019, depreciation and amortization by segment is as follows: business services $96 million, infrastructure services $171 million, industrials $267 million, and corporate and other $nil.
(3)The sum of these amounts equates to equity accounted income of $32 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Total cash and non-cash items attributable to the interest of others equals net income of $158 million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to other expenses of $83 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019

	Nine Months Ended September 30, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues	$21,707	$3,527	$6,478	$—	$31,712
Direct operating costs	(21,097)	(2,489)	(4,766)	(6)	(28,358)
General and administrative expenses	(227)	(104)	(214)	(59)	(604)
Equity accounted Company EBITDA (3)	28	77	52	—	157
Company EBITDA attributable to others (4)	(241)	(649)	(1,146)	—	(2,036)
Company EBITDA (1)	170	362	404	(65)	871
Gain (loss) on acquisitions / dispositions, net	522	—	15	(1)	536
Other income (expenses), net (5)	(2)	(17)	2	—	(17)
Interest income (expense), net	(123)	(291)	(495)	23	(886)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investments (3)	(5)	(13)	(11)	—	(29)
Current income taxes	(76)	5	(176)	16	(231)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	(81)	205	491	—	615
Company FFO (1)	405	251	230	(27)	859
Depreciation and amortization expense (2)					(1,286)
Impairment expense, net					(324)
Other income (expenses), net (5)					(337)
Deferred income taxes					80
Non-cash items attributable to equity accounted investments (3)					(66)
Non-cash items attributable to others (4)					1,267
Net income (loss) attributable to unitholders (1)					$193
____________________________________
(1)Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
(2)For the nine month period ended September 30, 2019, depreciation and amortization by segment is as follows: business services $211 million, infrastructure services $519 million, industrials $556 million, and corporate and other $nil.
(3)The sum of these amounts equates to equity accounted income of $62 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Total cash and non-cash items attributable to the interest of others equals net income of $154 million as per the unaudited interim condensed consolidated statements of operating results.
(5)The sum of these amounts equates to other expenses of $354 million as per the unaudited interim condensed consolidated statements of operating results.
Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
The following is an analysis of the partnership’s assets by reportable operating segment as at September 30, 2020 and December 31, 2019:

	As at September 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$19,230	$10,970	$22,705	$69	$52,974

	As at December 31, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$18,132	$10,619	$22,742	$258	$51,751
Revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by geography for revenues from contracts with customers for the three and nine months ended September 30, 2020:

	Three Months Ended September 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$3,625	$90	$47	$—	$3,762
United States of America	1	444	1,152	—	1,597
Europe	271	280	702	—	1,253
Australia	1,101	4	18	—	1,123
Canada	520	25	120	—	665
Brazil	102	20	202	—	324
Mexico	—	—	217	—	217
India	2	—	2	—	4
Other	242	61	427	—	730
Total revenues from contracts with customers	$5,864	$924	$2,887	$—	$9,675
Other revenues	$260	$134	$1	$—	$395
Total revenues	$6,124	$1,058	$2,888	$—	$10,070

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019

	Nine Months Ended September 30, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$9,883	$277	$138	$—	$10,298
United States of America	15	1,361	2,922	—	4,298
Europe	766	859	1,843	—	3,468
Australia	3,104	10	49	—	3,163
Canada	1,350	66	353	—	1,769
Brazil	303	59	570	—	932
Mexico	—	—	543	—	543
India	3	—	7	—	10
Other	616	262	1,103	—	1,981
Total revenues from contracts with customers	$16,040	$2,894	$7,528	$—	$26,462
Other revenues	$666	$454	$4	$—	$1,124
Total revenues	$16,706	$3,348	$7,532	$—	$27,586
The tables below summarize the partnership’s segment revenues by geography for revenues from contracts with customers for the three and nine months ended September 30, 2019:

	Three Months Ended September 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$5,010	$79	$36	$—	$5,125
United States of America	29	384	1,227	—	1,640
Europe	171	326	930	—	1,427
Australia	1,231	3	—	—	1,234
Canada	610	16	196	—	822
Brazil	165	23	311	—	499
Mexico	—	—	245	—	245
India	—	—	—	—	—
Other	183	153	288	—	624
Total revenues from contracts with customers	$7,399	$984	$3,233	$—	$11,616
Other revenues	$28	$149	$1	$—	$178
Total revenues	$7,427	$1,133	$3,234	$—	$11,794

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019

	Nine Months Ended September 30, 2019
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$14,884	$240	$84	$—	$15,208
United States of America	315	1,298	2,075	—	3,688
Europe	503	961	1,980	—	3,444
Australia	2,847	9	—	—	2,856
Canada	2,359	44	560	—	2,963
Brazil	284	72	817	—	1,173
Mexico	—	4	465	—	469
India	1	—	—	—	1
Other	468	446	491	—	1,405
Total revenues from contracts with customers	$21,661	$3,074	$6,472	$—	$31,207
Other revenues	$46	$453	$6	$—	$505
Total revenues	$21,707	$3,527	$6,478	$—	$31,712

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 24.    SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended
(US$ MILLIONS)	September 30, 2020	September 30, 2019
Interest paid	$764	$628
Income taxes paid	$223	$135
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Nine Months Ended
(US$ MILLIONS)	September 30, 2020	September 30, 2019
Accounts receivable	$310	$(797)
Inventory	431	283
Prepayments and other	75	(9)
Accounts payable and other	389	1,147
Changes in non-cash working capital, net	$1,205	$624
NOTE 25.    INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its mortgage insurance business:
(a)Premiums and unearned premiums reserve
The following table presents movement in the unearned premiums reserve:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Unearned premiums reserve, beginning of the period	$1,625	$—
Acquisitions through business combinations	—	1,603
Premiums written during the period	472	26
Premiums earned during the period	(381)	(28)
Foreign currency translation	(39)	24
Unearned premiums reserve, end of the period	$1,677	$1,625
(b)Losses on claims and loss reserves
Loss reserves comprise the following:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Case reserves	$75	$69
Incurred but not reported reserves	53	30
Discounting	(1)	(1)
Provision for adverse deviation	5	7
Total loss reserves	$132	$105

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Loss reserves, beginning of the period	$105	$—
Acquisitions through business combinations	—	104
Claims paid during the period	(41)	(5)
Losses on claims related to the current period	71	5
Foreign currency translation	(3)	1
Loss reserves, end of the period	$132	$105
NOTE 26.    SUBSEQUENT EVENTS
(a)Acquisition of remaining shares of Sagen
On October 26, 2020, together with institutional investors, the partnership entered into an agreement to acquire the remaining 43% publicly held common shares of Sagen for consideration of approximately $1.2 billion, of which the partnership is expected to fund approximately $460 million. The transaction is expected to increase the partnership’s ownership interest to approximately 40% and is expected to close in the first half of 2021, subject to customary closing conditions.
(b)Distribution
On November 2, 2020, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on December 31, 2020 to unitholders of record as at the close of business on November 30, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of our financial condition and results of operation, or MD&A, of Brookfield Business Partners L.P. and its subsidiaries (collectively, the partnership, or we, or our) covers the financial position of the partnership as at September 30, 2020 and December 31, 2019, and results of operations for the three and nine months ended September 30, 2020 and 2019. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at September 30, 2020 and December 31, 2019, and for the three and nine months ended September 30, 2020 and September 30, 2019, or the interim financial statements. This MD&A was prepared as of November 5, 2020. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements and information include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•our financial condition and liquidity;
•market volatility and the market price of our LP Units;
•changes in the economic, political and market factors in the countries in which we do business and other international jurisdictions including as a result of government mandated economic restrictions related to the ongoing pandemic of a novel strain of coronavirus, COVID-19 (“COVID-19”);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•adverse conditions in the global equity, capital and credit markets;
•the availability of equity and debt financing and refinancing within equity, capital and credit markets, and our ability to access these markets;
•strategic actions, including acquisitions and dispositions;
•the ability to complete previously announced acquisitions, dispositions or other transactions on the timeframe contemplated or at all;
•risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;
•actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;
•the effective integration of acquisitions into our existing operations;
•the cyclical nature of most of our operations;
•actions of competitors;
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•risks commonly associated with a separation of economic interest from control;
•the ability to appropriately manage human capital and the impact of the departure of some or all of Brookfield’s key professionals;
•actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);
•technological change, including the rise of alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;
•changes in government regulation and legislation within the countries in which we operate and the potential difficulties in obtaining effective legal redress in certain jurisdictions;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the effect of applying future accounting changes;
•failure to maintain effective internal controls;
•governmental investigations;
•pending or threatened litigation;
•changes in tax laws;
•ability to collect amounts owed;
•ability to obtain adequate insurance at commercially reasonable rates;
•possible environmental liabilities and other contingent liabilities, including those related to climate change;
•the impact of the potential break-up of political-economic unions (or the departure of a union member);
•catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics;
•the possible impact of international conflicts and other developments including terrorist acts;
•risks relating to our reliance on technology, including cyberterrorism;
•the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and
•other risks and factors described elsewhere in this document, under “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in this MD&A and in our most recent Annual Report on Form 20-F under the heading “Risk Factors”.
In addition, our future results may be impacted by the government mandated economic restrictions resulting from the COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in this MD&A.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating and relying on our forward-looking statements or information, investors and other readers should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
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These risk factors and others are discussed in detail under the heading “Risks and Uncertainties” in this MD&A and under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, investors and other readers should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements and information, particularly in light of the government mandated economic restrictions resulting from the COVID-19 pandemic. These forward-looking statements and information are made as of the date of this MD&A.
For a more comprehensive list of risks and uncertainties, please refer to this MD&A under the heading “Risks and Uncertainties,” and our most recent Annual Report on Form 20-F under the heading “Risk Factors,” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield’s Class A and B limited voting shares (the “spin-off”). On June 1, 2016, we acquired substantially all of the business services and industrial operations of Brookfield and received $250 million in cash from Brookfield. In consideration, Brookfield received at the same time (i) approximately 55% of our limited partnership units, or LP Units, and 100% of our general partnership units, or GP Units, (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of the Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at September 30, 2020, Brookfield holds an approximate 63% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as “unitholders”. The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP Unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield’s carrying values prior to the spin-off.
Basis of Presentation
The unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2019, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2019 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as “A$”, Brazilian Reais are identified as “R$”, British Pounds are identified as “£”, Euros are identified as “€”, Indian Rupees are identified as “INR”, and Canadian Dollars are identified as “C$”.
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Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the U.K., the United States, India and Brazil. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:
i.Business services, including residential mortgage insurance services, healthcare services, road fuel distribution and marketing, real estate and construction services, entertainment, and other businesses;
ii.Infrastructure services, which includes a global provider of services to the nuclear power generation industry, a service provider to the offshore oil production industry, and a global provider of access, forming and shoring solutions and specialized services;
iii.Industrials, including automotive batteries, graphite electrode and other manufacturing, water and wastewater services, natural gas production and well servicing, and a variety of other industrial operations; and
iv.Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown by operating segment of total assets of $52,974 million as at September 30, 2020 and of total revenues of $27,586 million for the nine months ended September 30, 2020.

Operating segments	Assets	Revenues
	As at September 30, 2020	Nine Months Ended September 30, 2020
(US$ MILLIONS)
Business services	$19,230	$16,706
Infrastructure services	10,970	3,348
Industrials	22,705	7,532
Corporate and other	69	—
Total	$52,974	$27,586

Regions	Assets	Revenues
	As at September 30, 2020	Nine Months Ended September 30, 2020
(US$ MILLIONS)
United Kingdom	$4,256	$10,313
United States of America	12,417	4,302
Europe	9,645	3,725
Australia	5,901	3,236
Canada	8,088	2,305
Brazil	4,231	1,087
Mexico	2,515	543
India	2,122	50
Other	3,799	2,025
Total	$52,974	$27,586
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Business services
Our business services segment consists of (i) residential mortgage insurance services, (ii) healthcare services, (iii) road fuel distribution and marketing, (iv) real estate and construction services, (v) entertainment, and (vi) other businesses.
Our mortgage insurance services business, Genworth, now operating as Sagen MI Canada Inc. (“Sagen”), is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our mortgage insurance services business plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Sagen has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. Sagen underwrites mortgage insurance for residential properties in all provinces and territories of Canada and has the leading market share among private-sector mortgage insurers.
The revenues in our mortgage insurance business consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains and losses on the separate investment portfolio within the business.
On October 26, 2020, together with institutional partners, we reached an agreement to acquire the 43% publicly held common shares of Sagen for approximately $1.2 billion, of which we expect to fund approximately $460 million. Our ownership interest is expected to increase to approximately 40%. The transaction is subject to shareholder and regulatory approvals and is expected to close in the first half of 2021.
Our Australian healthcare services business, Healthscope Limited (“Healthscope”), is a leading private hospital provider in Australia and operates 43 private hospitals. The company provides doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables. Healthscope’s market leading pathology services business, located in New Zealand, provides pathology testing services focused on the examination of blood, tissue and other biological samples to diagnose disease. On August 4, 2020, Healthscope entered into an agreement to sell its New Zealand pathology business for approximately $360 million. The sale is subject to customary closing conditions and is expected to close by the end of the fourth quarter of 2020.
The majority of our revenue from Healthscope is generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. This revenue is generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our road fuel storage and distribution business, Greenergy Fuels Holding Limited (“Greenergy”), is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K., which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our road fuel marketing business includes 235 retail gas stations and associated convenience kiosks in Canada. The business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program. In February 2020, Greenergy announced its merger with our fuel marketing business to create a single fuel distribution and fuel marketing platform. Following this transaction, our economic ownership interest in the merged businesses, referred to as Greenergy, increased to 18%. During the third quarter of 2020, the business signed an agreement to acquire a portfolio of 35 retail fuel sites in Ireland.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. We primarily operate in Australia and Europe across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties. We are typically required to provide warranties for completed projects, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
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We recognize revenue when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenue is recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe and may be impacted by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Our entertainment business, in partnership with a leading Canadian operator, owns and operates three entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our Indian financing company, IndoStar Capital Finance Limited (“IndoStar”), is a leading non-bank financial company focused on commercial vehicle lending. On May 27, 2020, together with institutional investors, we acquired a 31% ownership interest in IndoStar for a purchase price of $162 million. Subsequently, in July 2020, together with institutional partners, we completed an additional acquisition of common shares in IndoStar for an aggregate investment of $133 million and total ownership of 57%. Our share of the total investment was approximately $105 million for a 20% economic ownership interest.
Our Brazilian fleet management business, Ouro Verde Locação e Seviços S.A (“Ouro Verde”), is one of the leading providers in the country of heavy equipment and light vehicle leasing with value-added services. Ouro Verde leases assets across Brazil, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, owns a nationwide network of accredited maintenance shops, and has long-term relationships with leading Brazilian and multinational corporate clients, original equipment manufacturers, or OEMs, and dealerships. The business has a diversified base of Brazilian and global corporate clients and has been able to sustain high contract renewal rates with its high-quality clients.
We are a provider of high speed fixed wireless broadband in rural Ireland through our wireless broadband business, Imagine Communications Group Limited (“Imagine”). Imagine was one of the businesses to acquire spectrum in Ireland’s 2017 auction of 3.6 GHz licenses and remains focused on fixed wireless access.
Infrastructure services
Our infrastructure services segment comprises (i) a global provider of infrastructure services to the nuclear power generation industry, (ii) a services provider to the offshore oil production industry, and (iii) a global provider of access, forming and shoring solutions and specialized services.
Westinghouse Electric Company (“Westinghouse”) is one of the world’s leading suppliers of infrastructure services to the power generation industry and generates a significant majority of its earnings from regularly recurring refueling and maintenance services, primarily under long-term contracts. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly skilled workforce with know-how across a range of technologies and world-class capabilities. Westinghouse’s key markets are North America, Europe, the Middle East and Asia.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse’s products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, and engineering and design services to new power plants on a global basis.
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The majority of profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants and manufactures equipment and instrumentation and controls for new power plants.
Our services provider to the offshore oil production industry, Altera Infrastructure L.P. (“Altera”), is a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Altera operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (or FPSOs), floating storage and offloading units (or FSOs), and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and the U.K.), Brazil and Canada.
As a fee-based business focused on critical services, Altera has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. A substantial part of our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts.
On January 22, 2020, together with institutional partners, we acquired the remaining outstanding publicly held common units in Altera for an aggregate investment of $165 million. Following the transaction, 1% of the new private company is held by former non-controlling interests who elected the option to exchange their publicly traded common units for economically equivalent units in the private company. We funded approximately $75 million of the transaction which increased our ownership interest in Altera to 43%.
On January 31, 2020, together with institutional partners, we closed our acquisition of a 49% ownership interest in Brand Industrial Holdings Inc. (“BrandSafway”), for a purchase price of approximately $1.3 billion. Our share of the equity investment was approximately $445 million, for an approximate 17% ownership interest. A portion of our investment may be syndicated to institutional investors.
BrandSafway is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 30,000 customers in 30 countries worldwide. BrandSafway’s scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Its solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. The recurring nature of BrandSafway’s services derived from the ongoing maintenance requirements of its global customers allows for the business to generate consistent free cash flows on a substantial portion of its business.
In our infrastructure services segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Industrials
Our industrials segment comprises (i) a global manufacturer of automotive batteries, (ii) manufacturer of graphite electrodes, (iii) water and wastewater services in Brazil, (iv) natural gas production and well servicing, and (v) a variety of other industrial operations.
Clarios Global LP (“Clarios”) is a global market leader in automotive batteries and has approximately 16,000 employees around the world with a footprint that consists of 56 manufacturing, recycling and distribution centers servicing a global customer base in over 150 countries. The business manufactures and distributes over 150 million batteries per year and derives more than 75% of its profitability from aftermarket replacement demand.
Clarios batteries power both internal combustion engine and electric vehicles. Clarios sells starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
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Clarios distributes products primarily to original equipment manufacturers, or OEMs, and aftermarket retailers. Approximately 25% of the unit volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Clarios has also developed longstanding relationships with large aftermarket customers. Approximately 75% of the unit volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average 2-4 times over the life of each vehicle.
GrafTech International Ltd. (“GrafTech”), is our manufacturer of a broad range of high-quality graphite electrodes. A significant portion of GrafTech’s sales are tied to the steel production industry. Graphite electrodes are key components of the conductive power systems used to produce steel and non-ferrous metals and are consumed in the electric arc furnaces, or EAF, steel melting process, the steel making technology used by all mini-mills. The business also manufactures petroleum needle coke, which is the key material in the production of graphite electrodes.
GrafTech purchases other raw materials from a variety of sources and believes that the quality and cost of its raw materials on the whole is competitive with those available to its competitors. GrafTech’s needle coke production allows the business to be the only substantially vertically integrated graphite electrode manufacturer. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. GrafTech has streamlined its processes with shorter lead times, lower costs, higher quality products and superior service, which allows the business to generate cash flows and returns as the business come out of the trough in this cyclical business.
BRK Ambiental is the largest private water company in Brazil and provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, public private partnerships and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our Canadian natural gas properties produce approximately 42,100 barrels of oil equivalent per day, or BOE/d. Our coal-bed methane, or CBM, properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in oil and gas prices could have an effect on the natural gas operation’s financial condition.
Our industrial mining operations comprise the operation and development of a limestone mine located in the heart of the Athabasca oil sands region. Current operations are focused on the sale of limestone aggregates to large oil sands customers that require significant quantities of aggregates to build out roads, bridges, lay down areas, facility pads, damns, water systems and other critical infrastructure. The limestone quarry has 575.2 million tons of proven mineral reserves and 756.3 million tons of proven and probable mineral reserves. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.
Schoeller Allibert Group B.V. (“Schoeller Allibert”) is a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
On February 5, 2020, we consolidated our investment in Cardone Industries, Inc. (“Cardone”), which was previously accounted for as a financial asset. Cardone is our U.S. based remanufacturer of automotive aftermarket replacement parts. Cardone supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers. On May 13, 2020, together with institutional partners, we completed a recapitalization of Cardone, extinguishing junior debt including the partnership’s loan outstanding and committing $180 million of new equity to the business. Our share of the new equity was approximately $95 million for a 52% economic ownership interest.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets (asset retirement obligations). The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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Developments in Our Business
Below are key developments in our business since June 30, 2020:
In July 2020, together with institutional partners, we completed an additional acquisition of common shares in IndoStar for an aggregate investment of $133 million. IndoStar is an Indian financing company focused on commercial vehicle lending and affordable home finance. Our share of the total investment was approximately $105 million for a 20% economic ownership interest.
On July 13, 2020, together with institutional partners, we subscribed for $260 million of convertible preferred shares of Superior Plus Corp. (“Superior”). Superior is a leading North American propane distributor and specialty chemical producer. Our share of the investment was $45 million.
On July 22, 2020, we executed a partial distribution of GrafTech common shares to our institutional partners that reduced the size of our control position in the company. The partnership continues to own approximately 69 million shares in GrafTech, 17 million of which we own directly and have the flexibility to sell outside of the Brookfield consortium.
On August 4, 2020, Healthscope entered into an agreement to sell its New Zealand pathology business for approximately $360 million. The sale is subject to customary closing conditions and is expected to close by the end of the fourth quarter of 2020.
On October 26, 2020, together with institutional partners, we reached an agreement to acquire the 43% publicly held common shares of Sagen for approximately $1.2 billion, of which the partnership is expected to fund approximately $460 million. Our ownership interest is expected to be approximately 40%. The transaction is subject to shareholder and regulatory approvals and is expected to close in the first half of 2021.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Our companies, like most globally, faced challenging business conditions as a result of the global economic shutdown. Most of our business operations have recovered from the worst of the impacts of the economic shutdown. As we look forward, private market transaction activity is picking up and we continue to review opportunities in all regions in which we operate.
Within our business services segment, we continue to progress operational improvements at our recent acquisitions. At Healthscope, the business benefited from payments received under state agreements which the business is continuing to exit as strong demand for elective surgeries is driving a rebound in overall activity levels in all states except Victoria. The business continues to incur additional costs in the current environment related to increased health and safety measures. On August 4, 2020, Healthscope entered into an agreement to sell its New Zealand pathology business for approximately $360 million. The sale is subject to customary closing conditions and is expected to close by the end of the fourth quarter of 2020. On October 26, 2020, together with institutional partners, we entered into an agreement to acquire the outstanding 43% publicly held interest of Sagen for approximately $1.2 billion. The transaction is subject to shareholder and regulatory approvals and is expected to close in the first half of 2021. We are also advancing diligence for add-on investments to enhance the offerings and geographic reach of our operations. At Greenergy, our road fuel storage and distribution business, we signed an agreement to acquire a portfolio of 35 retail fuel sites in Ireland during the third quarter of 2020. The acquisition provides increased scale and further vertical integration of Greenergy’s local operations, and we have identified opportunities to reduce costs and improve fuel sourcing at the newly acquired operations.
Within our infrastructure services segment, at BrandSafway, activity levels are gradually improving despite the ongoing impact of restrictions to customer sites and delayed project starts within its U.S. operations. The business is focused on rescheduling customers’ critical maintenance shutdowns into future quarters and remains well capitalized with a strong pipeline of potential acquisitions to build and strengthen its operations. At Westinghouse, the business remained resilient through the current environment. Strong performance of the business’ plant servicing operations during the quarter and continued positive impact of ongoing cost saving initiatives were partially offset by lower contribution from new plant projects due to a one-time non-recurring benefit recorded last year.
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Within our industrials segment, at Clarios, the business performed well, driven by a continued rebound in aftermarket battery demand. In North America, original equipment volumes are nearing prior year levels, but have been slower to recover in Europe and Latin America. The business is focused on managing production to ensure sufficient inventory levels for peak demand during the winter season. The longer-term trends impacting the automotive industry are providing exciting growth opportunities for Clarios. Strengthening environmental regulations, increased electrification and evolving vehicle powertrains are additional positive market tailwinds for Clarios. In addition, Clarios is working hand-in-hand with most global original equipment manufacturers to design and integrate its advanced battery technologies into their electric vehicle platforms. At GrafTech, volumes and sales prices were impacted in the quarter by the overall global decline in steel demand. The business continues to focus on optimizing its manufacturing operations, and paying down debt. At BRK Ambiental, our water and wastewater services operations in Brazil, the business continued operations without interruption and with limited impact on volumes in the current environment. The business’ emphasis on continuing to expand its service network and customer connections contributed to strong performance during the third quarter or 2020. In addition, the business acquired a 35-year concession to provide and expand water services in Maceió, a city in Brazil of 1.5 million people, during the third quarter of 2020. BRK Ambiental plans to build over 3,000 km of pipeline and install over 400,000 new customer connections that will extend access to sewage collection to over 90% of residents from less than 30% today. This was the first concession auction following Brazil’s approval of a new federal regulatory framework in the sanitation sector. The federal regulatory changes currently being implemented support more private participation in the sanitation sector and we expect additional attractive opportunities to come to market in the near future, which should provide BRK Ambiental with additional growth opportunities.
Geographically, we are committed to taking a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. With the recovery in activity levels over the last few months, we have largely refocused our efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. In both North America and Europe, we are looking at several high-quality businesses in industries we know well, a few of which have been impacted by near-term volatility and reduced levels of demand. In Asia-Pacific, we are reviewing carve-outs from multi-national conglomerates as well as underperforming public companies that could give rise to attractive value opportunities. In India and Brazil, our teams remain focused on add-ons to enhance the capabilities and scale of our existing operations that are benefiting from our sponsorship and access to capital in this environment.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth, particularly in light of COVID-19. See the “Forward-Looking Statements”, “Global Economic Shutdown Update” in this MD&A.
Global economic shutdown update
Beginning in the first quarter of 2020, we experienced economic shutdowns as a result of the COVID-19 pandemic across global and local economies in the jurisdictions where we operate, which continued through the second quarter of 2020 and impacted our financial position and results. As economies in jurisdictions in which we have operations continued to reopen in the third quarter of 2020 and our businesses recovered, we have observed increased activity across most of our businesses and we are cautiously optimistic heading into 2021 while mindful that current challenges to our businesses may persist for several more months, especially if additional government mandated restrictions are enacted to contain the spread of the COVID-19 pandemic, and a full economic recovery thereafter is slow. The partnership has a diversified portfolio of operating businesses in its business services, industrials, and infrastructure services segments, many of which provide essential products and services to their customers, which provides resiliency to the business.
Risks and uncertainties
The risks and uncertainties previously disclosed in our most recent Annual Report on Form 20-F addressed the risk that a pandemic, such as COVID-19, may disrupt the partnership’s business or adversely affect our financial condition or results of operations. Given the ongoing economic impact of COVID-19, we are updating the “Risk Factors” from our most recent Annual Report on Form 20-F to include the following:

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Risks associated with the COVID-19 pandemic
The rapid spread of SARS-CoV2, the novel coronavirus identified as the cause of the coronavirus disease 2019 known as COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We may experience direct or indirect impacts from the pandemic, including, but not limited to, supply chain delays, the government mandated closure of certain of our businesses, the inability for certain of our businesses to operate and the reduced demand for products and services offered by certain of our businesses, all of which would be expected to result in lower revenues for the partnership and negatively affect financial performance. We also have some risk that our contract counterparties could fail to meet their obligations to us as a result of the economic impact on them associated with COVID-19.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the partnership or for how long any disruptions are likely to continue. Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:
•the risk of a material reduction in demand for the products and services of our portfolio companies due to job losses and associated financial hardship, or changes in consumer behavior, which may lead to a decline in revenue;
•issues delivering certain products and services, due to supply chain disruptions and the impact of business closures, travel restrictions and other steps taken in response to COVID-19;
•increased challenges collecting revenue or other accounts receivable;
•potential challenges entering into, or consummating, proposed acquisitions on anticipated timelines, or at all; and
•potential challenges accessing credit and capital markets.
The nature and extent of such impacts will depend upon future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional government actions which may be taken to contain COVID-19. Such developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
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Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the three and nine months ended September 30, 2020 and 2019
The table below summarizes our results of operations for the three and nine months ended September 30, 2020 and 2019. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	2020	2019	2020	2019
Revenues	$10,070	$11,794	$27,586	$31,712
Direct operating costs	(8,722)	(10,389)	(23,908)	(28,358)
General and administrative expenses	(236)	(215)	(708)	(604)
Depreciation and amortization expense	(547)	(534)	(1,618)	(1,286)
Interest income (expense), net	(371)	(389)	(1,088)	(886)
Equity accounted income (loss), net	17	32	26	62
Impairment expense, net	(7)	—	(149)	(324)
Gain (loss) on acquisitions/dispositions, net	—	16	179	536
Other income (expenses), net	(9)	(83)	(77)	(354)
Income (loss) before income tax	195	232	243	498
Current income tax (expense) recovery	(102)	(108)	(200)	(231)
Deferred income tax (expense) recovery	(8)	58	157	80
Net income (loss)	$85	$182	$200	$347
Attributable to:
Limited partners	$(10)	$13	$(136)	$100
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(9)	11	(118)	93
Special Limited Partners	—	—	—	—
Interest of others in operating subsidiaries	104	158	454	154
	$85	$182	$200	$347
Basic and diluted earnings per limited partner unit (1)	$(0.12)	$0.16	$(1.69)	$1.41
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2020 was 150.0 million, and 150.2 million, respectively, and for the three and nine months ended September 30, 2019 was 150.4 million and 136.1 million, respectively.
For the three months ended September 30, 2020, net income was $85 million, with $19 million of net loss attributable to unitholders. For the three months ended September 30, 2019, net income was $182 million, with $24 million of net income attributable to unitholders. The decrease in net income was primarily due to decreased contributions from GrafTech and Greenergy due to lower volumes and prices, and provisions at our construction services business. The decrease was partially offset by the contribution from the acquisition of Sagen in the fourth quarter of 2019, combined with unrealized mark-to-market gains on financial assets.
For the nine months ended September 30, 2020, net income was $200 million, with $254 million of net loss attributable to unitholders. For the nine months ended September 30, 2019, net income was $347 million, with $193 million of net income attributable to unitholders. The decrease in net income was primarily due to the factors mentioned above, as well as provisions at Cardone and impairment recognized at Altera. In addition, the prior period included net gains on the dispositions of our facilities management business (“BGIS”) and our executive relocation business (“BGRS”). The decrease was partially offset by a net gain on debt extinguishment at Cardone.
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Revenues
For the three months ended September 30, 2020, revenues decreased by $1,724 million to $10,070 million, compared to $11,794 million for the three months ended September 30, 2019. The decrease in revenues was primarily attributable to lower volumes at Greenergy, combined with reduced contribution from our construction services business due to lower activity in the U.K. The decrease was partially offset by the contribution from the acquisition of Sagen in the fourth quarter of 2019 and the consolidation of Cardone in the first quarter of 2020. Included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the nine months ended September 30, 2020, revenues decreased by $4,126 million to $27,586 million, compared to $31,712 million for the nine months ended September 30, 2019. The decrease was primarily due to the factors described above, combined with the dispositions of BGIS and BGRS in the second quarter of 2019. The decrease was partially offset by a full period of contributions from Clarios and Healthscope which were acquired in the second quarter of 2019.
Direct operating costs
For the three months ended September 30, 2020, direct operating costs decreased by $1,667 million to $8,722 million, compared to $10,389 million for the three months ended September 30, 2019. The decrease in direct operating costs was primarily attributable to Greenergy due to lower volumes, combined with reduced contribution from our construction services business due to lower activity in the U.K. The decrease was partially offset by the contribution from the acquisition of Sagen in the fourth quarter of 2019 and consolidation of Cardone in the first quarter of 2020. As noted above, included in the revenues and direct operating costs for Greenergy is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the nine months ended September 30, 2020, direct operating costs decreased by $4,450 million to $23,908 million, compared to $28,358 million for the nine months ended September 30, 2019. The decrease was primarily due to the same factors described above, combined with the dispositions of BGIS and BGRS in the second quarter of 2019. The decrease was partially offset by a full period of contributions from the acquisitions of Clarios and Healthscope which were acquired in the second quarter of 2019.
General and administrative expenses
For the three months ended September 30, 2020, general and administrative, or G&A, expenses increased by $21 million to $236 million, compared to $215 million for the three months ended September 30, 2019. G&A expenses increased primarily due to the consolidation of Cardone in the first quarter of 2020 and IndoStar in the third quarter of 2020.
For the nine months ended September 30, 2020, G&A expenses increased by $104 million to $708 million, compared to $604 million for the nine months ended September 30, 2019. G&A expenses increased primarily due to the same factors described above, combined with a full period of contributions from Healthscope and Clarios which were acquired in the second quarter of 2019.
Depreciation and amortization expense
Depreciation and amortization (“D&A”) expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment (“PP&E”), as well as the amortization of intangible assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Altera. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets at Clarios, GrafTech, BRK Ambiental, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, as the basis for defining and calculating proved and probable reserves for purposes of the D&A expense calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal or depreciable assets.
For the three months ended September 30, 2020, D&A expense increased by $13 million to $547 million, compared to $534 million for the three months ended September 30, 2019. The increase in D&A expense was primarily due to the acquisition of Sagen in the fourth quarter of 2019, combined with an increase in right-of-use assets at Clarios. The increase was partially offset by the disposition of our palladium mining operation in the fourth quarter of 2019.
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For the nine months ended September 30, 2020, D&A expense increased by $332 million to $1,618 million, compared to $1,286 million for the nine months ended September 30, 2019. The increase in D&A expense was primarily due to the same factors described above, combined with a full period of contributions from Healthscope and Clarios which were acquired in the second quarter of 2019.
Interest income (expense), net
For the three months ended September 30, 2020, net interest expense decreased by $18 million to $371 million, compared to $389 million for the three months ended September 30, 2019. The decrease was primarily due to lower interest rates and debt repayments at Clarios and GrafTech, respectively, combined with a decrease at BRK Ambiental due to the sale of industrial assets in the third quarter of 2019.
For the nine months ended September 30, 2020, net interest expense increased by $202 million to $1,088 million, compared to $886 million for the nine months ended September 30, 2019. The increase was primarily due to a full period of contributions related to the borrowings at Clarios and Healthscope, which were acquired in the second quarter of 2019, combined with the consolidation of Cardone in the first quarter of 2020. The increase was partially offset by the factors described above.
Equity accounted income, net
For the three months ended September 30, 2020, net equity accounted income, decreased by $15 million to $17 million, compared to $32 million for the three months ended September 30, 2019, which was primarily due to the impact of the economic shutdown. Net equity accounted income primarily comprised our investments in BrandSafway and One Toronto Gaming, our entertainment business, and equity accounted investments within the Clarios, Altera and Westinghouse business operations.
For the nine months ended September 30, 2020, net equity accounted income decreased by $36 million to $26 million, compared to $62 million for the nine months ended September 30, 2019. The decrease was primarily a result of the impact of the economic shutdown on One Toronto Gaming and BrandSafway.
Impairment expense, net
For the three months ended September 30, 2020, net impairment expense was $7 million, compared to $nil for the three months ended September 30, 2019. For the three months ended September 30, 2020, net impairment expense was primarily related to impairment on vessels at Altera.
For the nine months ended September 30, 2020, net impairment expense was $149 million compared to $324 million for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, net impairment expense related to the factors described above, combined with impairment related to a plant closure at Clarios. For the nine months ended September 30, 2019, net impairment expense was related to our investment in Altera.
Gain (loss) on acquisitions/dispositions, net
For the three months ended September 30, 2020, net gain on acquisitions/dispositions was $nil compared to a net gain of $16 million for the three months ended September 30, 2019. For the three months ended September 30, 2019, we recorded a net gain of $16 million, which was primarily related to a gain on the sale of industrial assets at BRK Ambiental.
For the nine months ended September 30, 2020, net gain on acquisitions/dispositions was $179 million compared to a net gain of $536 million for the nine months ended September 30, 2019. For the nine months ended September 30, 2020, we recorded a net gain of $179 million which primarily comprised the net gain recognized on the sale of our cold storage logistics business during the first quarter of 2020. For the nine months ended September 30, 2019, we recorded a net gain of $536 million which was primarily due to the net gain on the dispositions of BGIS and BGRS in the second quarter of 2019.
Other income (expense), net
For the three months ended September 30, 2020, net other expense decreased by $74 million to $9 million, compared to net other expense of $83 million for the three months ended September 30, 2019. Net other expense of $9 million for the three months ended September 30, 2020 primarily included provisions, transaction expenses, restructuring costs, and unrealized mark-to-market revaluations including gains related to public securities holdings. Net other expense of $83 million for the three months ended September 30, 2019 primarily comprised unrealized losses on derivatives and restructuring costs.
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For the nine months ended September 30, 2020, net other expense decreased by $277 million to net other expense of $77 million, compared to $354 million for the nine months ended September 30, 2019. Net other expense of $77 million for the nine months ended September 30, 2020 primarily comprised the factors described above and was partially offset by a net gain on extinguishment of debt at Cardone. Net other expense of $354 million for the nine months ended September 30, 2019 primarily comprised the factors described above, combined with transaction costs associated with the sale of BGIS and the acquisitions of Clarios and Healthscope.
Income tax (expense) recovery
For the three months ended September 30, 2020, current income tax expense and deferred income tax expense were $102 million and $8 million, respectively, compared to current income tax expense of $108 million and deferred income tax recovery of $58 million for the three months ended September 30, 2019. Current tax expense decreased by $6 million primarily due to a non-recurring current tax expense associated with the sale of industrial assets at BRK Ambiental in the third quarter of 2019. This was partially offset by an increase in current tax expense at Sagen, acquired in the fourth quarter of 2019. Deferred income tax expense increased by $66 million primarily due to a non-recurring deferred tax recovery related to the sale of industrial assets at BRK Ambiental in the third quarter of 2019.
For the nine months ended September 30, 2020, current income tax expense and deferred income tax recovery were $200 million and $157 million, respectively, compared to current income tax expense of $231 million and deferred income tax recovery of $80 million for the nine months ended September 30, 2019. Current tax expense decreased by $31 million primarily due to the same factors described above. In addition, the prior period included current tax expense related to the sale of BGRS in the second quarter of 2019. Deferred income tax recovery increased by $77 million primarily due to losses incurred within our construction service business for which a tax benefit has been recognized, and foreign exchange movements within our Clarios operations.
Our effective tax rate for the three months ended September 30, 2020 was 56%, while our composite income tax rate was 27%. The difference in our effective tax rate in comparison to our composite income tax rate was partly driven by the fact that we operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference in the global tax rates gave rise to a 10% increase in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country and business. In addition, limitations in the deductibility of interest expense imposed by various jurisdictional tax legislations gave rise to a 19% increase in our effective tax rate.
15

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS, except per unit amounts)	2020			2019				2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Three months ended
Revenues	$10,070	$7,370	$10,146	$11,320	$11,794	$10,717	$9,201	$10,209
Direct operating costs	(8,722)	(6,285)	(8,901)	(9,969)	(10,389)	(9,776)	(8,193)	(9,205)
General and administrative expenses	(236)	(228)	(244)	(228)	(215)	(211)	(178)	(209)
Depreciation and amortization expense	(547)	(533)	(538)	(518)	(534)	(441)	(311)	(286)
Interest income (expense), net	(371)	(353)	(364)	(388)	(389)	(313)	(184)	(181)
Equity accounted income (loss), net	17	18	(9)	52	32	23	7	9
Impairment expense, net	(7)	(29)	(113)	(285)	—	(324)	—	(38)
Gain (loss) on acquisitions/dispositions, net	—	(4)	183	190	16	522	(2)	147
Other income (expenses), net	(9)	149	(217)	(46)	(83)	(181)	(90)	(73)
Income (loss) before income tax	195	105	(57)	128	232	16	250	373
Current income tax (expense)/recovery	(102)	(23)	(75)	(93)	(108)	(93)	(30)	(63)
Deferred income tax (expense)/recovery	(8)	67	98	52	58	41	(19)	84
Net income (loss)	$85	$149	$(34)	$87	$182	$(36)	$201	$394
Attributable to:
Limited partners	$(10)	$(59)	$(67)	$(57)	$13	$55	$32	$70
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(9)	(50)	(59)	(48)	11	52	30	66
Special Limited Partners	—	—	—	—	—	—	—	—
Interest of others in operating subsidiaries	104	258	92	192	158	(143)	139	258
	$85	$149	$(34)	$87	$182	$(36)	$201	$394
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.12)	$(0.73)	$(0.84)	$(0.70)	$0.16	$0.82	$0.48	$1.04
____________________________________
(1)Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and nine months ended September 30, 2020 was 150.0 million and 150.2 million, respectively, and for the three and nine months ended September 30, 2019 was 150.4 million and 136.1 million, respectively.

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Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors and commodity market volatility. Within our industrials segment, the demand for batteries in the aftermarket is typically higher in the colder seasons at Clarios, and in our contract drilling and well-servicing operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Cardone is impacted by seasonality as demand for the business’ caliper product line is typically higher in the warmer seasons. Within our infrastructure services segment, Westinghouse’s core operating plants services business generates the majority of its revenue during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. BrandSafway is impacted by seasonality in the industries it services; for example most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Greenergy is impacted by changes in demand for fuels linked to seasonal weather changes and the bi-annual change in the fuel specifications. Sagen is exposed to seasonality when insurance premiums are written and general seasonality in the housing market activity. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$2,815	$1,986
Financial assets	7,794	6,243
Accounts and other receivable, net	5,083	5,631
Inventory and other assets	5,388	5,282
Property, plant and equipment	13,864	13,892
Deferred income tax assets	717	667
Intangible assets	10,681	11,559
Equity accounted investments	1,671	1,273
Goodwill	4,961	5,218
Total assets	$52,974	$51,751
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$17,115	$16,496
Corporate borrowings	688	—
Non-recourse borrowings in subsidiaries of the partnership	23,241	22,399
Deferred income tax liabilities	1,597	1,803
Total liabilities	$42,641	$40,698
Equity
Limited partners	$1,725	$2,116
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,361	1,676
Interest of others in operating subsidiaries	7,247	7,261
Total equity	10,333	11,053
Total liabilities and equity	$52,974	$51,751
17

Financial assets
Financial assets increased by $1,551 million to $7,794 million as at September 30, 2020, compared to $6,243 million as at December 31, 2019. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to the consolidation of IndoStar in the third quarter of 2020, combined with the acquisition of public securities during the year.
The following table presents financial assets by segment as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2020	$6,713	$329	$750	$2	$7,794
December 31, 2019	$5,407	$338	$324	$174	$6,243
Accounts receivable, net
Accounts receivable decreased by $548 million to $5,083 million as at September 30, 2020, compared to $5,631 million as at December 31, 2019. The decrease was primarily due to lower sales volumes and prices at Greenergy and GrafTech, combined with stronger collections at Clarios and the impact of foreign exchange movements at BRK Ambiental. The decrease was partially offset by the consolidation of Cardone beginning in the first quarter of 2020.
Inventory and other assets
Inventory and other assets increased by $106 million to $5,388 million as at September 30, 2020, compared to $5,282 million as at December 31, 2019. The increase was primarily attributable to the classification of the pathology business at Healthscope as held for sale, combined with the consolidation of Cardone starting in the first quarter of 2020. The increase was partially offset by lower inventory at Greenergy as a result of the sale of stock and lower inventory levels at Clarios due to an increase in aftermarket demand.
Property, plant & equipment and intangible assets
PP&E decreased by $28 million to $13,864 million as at September 30, 2020, compared to $13,892 million as at December 31, 2019. The decrease was primarily due to a decrease in the asset retirement obligations at our Canadian natural gas properties, combined with foreign exchange movements at Ouro Verde and BRK Ambiental and impairment on vessels at Altera. The decrease was partially offset by the consolidation of Cardone starting in the first quarter of 2020 and an increase in the asset retirement obligation at Westinghouse. As at September 30, 2020, PP&E included $1,285 million of right-of-use (“ROU”) assets.
Intangible assets decreased by $878 million to $10,681 million as at September 30, 2020, compared to $11,559 million as at December 31, 2019. The decrease was primarily due to the foreign exchange movements in intangible assets at BRK Ambiental and at Clarios, as well as a decrease at Healthscope due to the classification of the pathology business as held for sale.
Capital expenditures represent additions to property, plant, and equipment and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at Greenergy, maintenance and improvements on hospital facilities and new hospital equipment at Healthscope and maintenance and expansion of the fleet at Ouro Verde. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at Westinghouse and vessel dry-docking costs and additions at Altera. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at Clarios, and GrafTech. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. On a consolidated basis, maintenance and growth capital expenditures for the nine months ended September 30, 2020 were $476 million and $651 million, respectively.
Equity accounted investments
Equity accounted investments increased by $398 million to $1,671 million as at September 30, 2020, compared to $1,273 million as at December 31, 2019 primarily due to the acquisition of BrandSafway in the first quarter of 2020.
18

Goodwill
Goodwill decreased by $257 million to $4,961 million as at September 30, 2020, compared to $5,218 million as at December 31, 2019. The decrease was primarily due to the classification of the pathology business at Healthscope as held for sale, combined with the finalization of purchase price adjustments at Clarios.
Accounts payable and other
Accounts payable and other increased by $619 million to $17,115 million as at September 30, 2020, compared to $16,496 million as at December 31, 2019. The increase was primarily due to higher accrued liabilities and payables at Clarios combined with the consolidation of Cardone starting in the first quarter of 2020 and an increase in derivative liabilities at Altera. The increase was partially offset by a decrease in accounts payable at Greenergy due to lower costs payable as a result of lower pricing. As at September 30, 2020, accounts payable and other included $1,385 million of lease liabilities.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to unitholders
As at September 30, 2020, our capital structure comprised two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement” in our Annual Report on Form 20-F.
Holding LP’s capital structure comprises three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the partnership’s unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement” in our Annual Report on Form 20-F.
During the third quarter of 2020, the volume weighted average price per unit was $29.89, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 11, 2020, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to renew a normal course issuer bid, or NCIB, for its limited partnership units (the “units”). Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding units as at August 11, 2020, or 4,016,508 units, including up to 20,432 units on the Toronto Stock Exchange (“TSX”) during any trading day. Brookfield Business Partners can make block purchases that exceed this daily purchase restriction, up to a maximum of 2,000,000 units and subject to the annual aggregate limit. During the nine months ended September 30, 2020, a total of 977,426 units were repurchased.
As at September 30, 2020 and December 31, 2019, the total number of partnership units outstanding are as follows:

UNITS	September 30, 2020	December 31, 2019
GP Units	4	4
LP Units	79,913,229	80,890,655
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	69,705,497	69,705,497
Special LP Units	4	4
Foreign exchange movements on our non-USD functional currency subsidiaries resulted in a loss on foreign currency translation of $574 million for the nine months ended September 30, 2020 which was recorded in other comprehensive income (loss). This was primarily driven by the net loss on foreign currency translation incurred in the first quarter of 2020 which was primarily attributable to foreign exchange movements at BRK Ambiental, Sagen, and Healthscope, which have functional currencies of Brazilian Real, Canadian Dollar, and Australian Dollar, respectively. The net loss was partially offset by the net gain on foreign currency translation in the second and third quarters of 2020 which was primarily attributable to foreign exchange movements at Sagen and Healthscope, combined with various other foreign exchange movements at Clarios.
19

Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. Our operations are organized into four operating segments which are regularly reviewed by our CODM. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO, and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, and realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA is presented net to unitholders, or net to parent company. See “Reconciliation to Non-IFRS Measures” for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.
The following table presents Company EBITDA and Company FFO for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$10,070	$11,794	$27,586	$31,712
Direct operating costs	(8,722)	(10,389)	(23,908)	(28,358)
General and administrative expenses	(236)	(215)	(708)	(604)
Equity accounted Company EBITDA	84	61	219	157
Company EBITDA attributable to others (1)	(815)	(883)	(2,228)	(2,036)
Company EBITDA (2)	$381	$368	$961	$871
Gain (loss) on acquisitions / dispositions, net	—	16	179	536
Other income (expenses), net	(17)	(19)	(36)	(17)
Interest income (expense), net	(371)	(389)	(1,088)	(886)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(24)	(14)	(60)	(29)
Current income taxes	(102)	(108)	(200)	(231)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	341	365	819	615
Company FFO (2)	$208	$219	$575	$859
____________________________________
(1)Attributable to interests of others in our operating subsidiaries.
(2)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
20

For the three months ended September 30, 2020, we reported Company EBITDA of $381 million, representing an increase of $13 million relative to the Company EBITDA of $368 million for the three months ended September 30, 2019. The increase in Company EBITDA was primarily due to increased contributions from our business services segment as a result of the acquisition of Sagen in the fourth quarter of 2019. The increase in Company EBITDA was partially offset by lower contributions from our industrials segment as a result of lower volume and sales prices at GrafTech and the disposition of our palladium mining operation in the fourth quarter of 2019. For the nine months ended September 30, 2020, we reported Company EBITDA of $961 million, representing an increase of $90 million relative to the Company EBITDA of $871 million for the nine months ended September 30, 2019 primarily due to the factors described above, combined with increased contributions to Company EBITDA from the acquisitions of Healthscope and Clarios in the second quarter of 2019 and from the increase in our ownership of Altera.
For the three months ended September 30, 2020, we reported Company FFO of $208 million, representing a decrease of $11 million relative to the Company FFO of $219 million for the three months ended September 30, 2019. The decrease was primarily due to lower contributions from our industrials segment as a result of the factors contributing to the decrease in Company EBITDA described above, combined with a net gain recognized in the prior period on the sale of industrial assets at BRK Ambiental, which was partially offset by a decrease in interest expense due to lower interest rates at Clarios. The decrease in Company FFO was partially offset by higher contributions from our business services segment as a result of the factors contributing to the increase in Company EBITDA described above, which was partially offset by weaker results at our entertainment business. For the nine months ended September 30, 2020, we reported Company FFO of $575 million, representing a decrease of $284 million relative to the Company FFO of $859 million for the nine months ended September 30, 2019 due to the same factors described above, combined with higher current tax expense due to the acquisition of Clarios within our industrials segment and the net gains recognized in the prior period on the dispositions of BGIS and BGRS within our business services segment. The decrease was partially offset by the net gain recognized on the disposition of our cold storage logistics business in the first quarter of 2020 within our business services segment.
Business services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$6,124	$7,427	$16,706	$21,707
Direct operating costs	(5,724)	(7,150)	(15,745)	(21,097)
General and administrative expenses	(105)	(93)	(276)	(227)
Equity accounted Company EBITDA	3	9	18	28
Company EBITDA attributable to others (1)	(202)	(129)	(524)	(241)
Company EBITDA (2)	$96	$64	$179	$170
Gain (loss) on acquisitions / dispositions, net	—	—	186	522
Other income (expenses), net	(1)	(2)	8	(2)
Interest income (expense), net	(58)	(65)	(168)	(123)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investments	(1)	(2)	(5)	(5)
Current income taxes	(46)	(19)	(98)	(76)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	72	55	41	(81)
Company FFO (2)	$62	$31	$143	$405
21

The following table presents equity attributable to the unitholders for our business services segment as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Total assets	$19,230	$18,132
Total liabilities	13,326	12,646
Interests of others in operating subsidiaries (1)	3,822	3,325
Equity attributable to unitholders	2,082	2,161
Total equity	$5,904	$5,486
____________________________________
(1)Attributable to interests of others in our operating subsidiaries.
(2)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
Comparison of the three and nine months ended September 30, 2020 and 2019
Revenues and direct costs from our business services segment for the three months ended September 30, 2020 were $6,124 million and $5,724 million, respectively, representing decreases of $1,303 million and $1,426 million, respectively, relative to revenues and direct costs of $7,427 million and $7,150 million for the three months ended September 30, 2019. The decreases in revenues and direct costs were primarily attributed to Greenergy due to lower volumes, combined with reduced contribution from our construction services business due to lower activity in the U.K. The decreases were partially offset by contributions from Sagen which was acquired in the fourth quarter of 2019. For the three months ended September 30, 2020, the duty element at Greenergy included in revenues and direct operating costs was approximately $2,199 million. For the nine months ended September 30, 2020, revenues and direct operating costs were $16,706 million and $15,745 million, respectively, representing decreases of $5,001 million and $5,352 million from the nine months ended September 30, 2019, primarily due to the same factors described above, combined with the dispositions of BGIS and BGRS in the second quarter of 2019, partially offset by higher contributions from Healthscope which was acquired in the second quarter of 2019.
Company EBITDA in our business services segment for the three months ended September 30, 2020 was $96 million, representing an increase of $32 million relative to $64 million for the three months ended September 30, 2019. The increase in Company EBITDA was primarily due to the contribution from Sagen, which was acquired in the fourth quarter of 2019, and a higher contribution from Healthscope, which was partially offset by a lower contribution from our construction services business. Sagen contributed $33 million to Company EBITDA for the three months ended September 30, 2020. Healthscope contributed $21 million to Company EBITDA for the three months ended September 30, 2020 compared to $16 million for the three months ended September 30, 2019. Healthscope’s results benefited from payments received under state agreements which was partially offset by additional costs incurred in the current environment related to increased health and safety measures. The business is continuing to exit the state agreements as strong demand for elective surgeries is driving a rebound in overall activity levels in all states except Victoria. Performance was also positively impacted by improvements at the Northern Beaches Hospital where admissions have increased over the prior year as a result of private patient ramp-up and increased public patient activity. Our construction services business contributed $17 million to Company EBITDA for the three months ended September 30, 2020 compared to $19 million for the three months ended September 30, 2019. Our construction services business results were impacted by reduced contribution from U.K. operations, which was partially offset by cost savings initiatives and continued strong performance in its Australian operations. The increase was partially offset by weaker results at our entertainment business due to the government mandated shutdown of operations. Company EBITDA for the nine months ended September 30, 2020 was $179 million, representing an increase of $9 million relative to the Company EBITDA for the nine months ended September 30, 2019 of $170 million. primarily due to the same factors described above, combined with an increase in contribution from Healthscope which was acquired in June 2019.
22

Company FFO in our business services segment for the three months ended September 30, 2020 was $62 million, representing an increase of $31 million relative to Company FFO of $31 million for the three months ended September 30, 2019. The increase was primarily due to the factors described above. Company FFO for the nine months ended September 30, 2020 was $143 million, representing a decrease of $262 million relative to Company FFO of $405 million for the nine months ended September 30, 2019, which was primarily due to the net gains recognized in the prior period on the dispositions of BGIS and BGRS, partially offset by the factors described above.
Infrastructure services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$1,058	$1,133	$3,348	$3,527
Direct operating costs	(774)	(759)	(2,373)	(2,489)
General and administrative expenses	(31)	(29)	(122)	(104)
Equity accounted Company EBITDA	45	21	122	77
Company EBITDA attributable to others (1)	(156)	(227)	(529)	(649)
Company EBITDA (2)	$142	$139	$446	$362
Other income (expenses), net	(18)	(17)	(47)	(17)
Interest income (expense), net	(88)	(93)	(253)	(291)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investments	(16)	(5)	(40)	(13)
Current income taxes	(4)	(4)	(10)	5
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	62	75	173	205
Company FFO (2)	$78	$95	$269	$251
The following table presents equity attributable to unitholders for our infrastructure services segment as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Total assets	$10,970	$10,619
Total liabilities	9,654	9,316
Interests of others in operating subsidiaries (1)	563	833
Equity attributable to unitholders	753	470
Total equity	$1,316	$1,303
____________________________________
(1)Attributable to interests of others in our operating subsidiaries.
(2)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
23

Comparison of the three and nine months ended September 30, 2020 and 2019
Revenues and direct operating costs in our infrastructure services segment for the three months ended September 30, 2020 were $1,058 million and $774 million, respectively, representing a decrease in revenues of $75 million and an increase in direct operating costs of $15 million. The decrease in revenues was primarily due to a decrease at Westinghouse. The increase in direct operating costs was primarily due to Altera, which was partially offset by the positive impact of ongoing cost saving initiatives at Westinghouse. For the nine months ended September 30, 2020, revenues and direct operating costs were $3,348 million and $2,373 million, respectively, representing decreases of $179 million and $116 million, respectively. The decreases were primarily due to lower revenue from Westinghouse and Altera. The decreases were partially offset by the positive impact of ongoing cost saving initiatives at Westinghouse.
Company EBITDA in our infrastructure services segment for the three months ended September 30, 2020 was $142 million, representing an increase of $3 million relative to the Company EBITDA of $139 million for the three months ended September 30, 2019. The increase was primarily due to the incremental contribution from the acquisition of BrandSafway which was acquired in the first quarter of 2020 and higher contributions from Altera, which was partially offset by lower contributions from Westinghouse. BrandSafway contributed $23 million to Company EBITDA for the three months ended September 30, 2020, which was acquired in the first quarter of 2020. Results for the quarter benefited from a gradual recovery in activity levels at some customer sites despite ongoing impacts on operations related to the economic slowdown. Altera contributed $60 million to Company EBITDA in the third quarter of 2020 compared to $50 million in the third quarter of 2019. The increase was primarily related to the contribution from our increased ownership of 43% in the third quarter of 2020 relative to 31% in the third quarter of 2019. The increase was partially offset by reduced contribution from FPSO operations. Westinghouse contributed $59 million to Company EBITDA for the three months ended September 30, 2020 compared to $89 million for the three months ended September 30, 2019. Results benefited from strong performance in the core plant servicing operations and ongoing cost saving initiatives, which was offset by lower contributions from new plant projects, primarily due to the benefit of a one-time reversal of reserves in the prior period. Company EBITDA of $446 million for the nine months ended September 30, 2020 increased $84 million relative to the Company EBITDA of $362 million for the nine months ended September 30, 2019 which was primarily due to the same factors described above.
Company FFO in our infrastructure services segment for the three months ended September 30, 2020 was $78 million, representing a decrease of $17 million relative to the Company FFO of $95 million for the three months ended September 30, 2019. The decrease in Company FFO was primarily due to higher equity accounted current taxes and interest due to the acquisition of BrandSafway. Company FFO of $269 million for the nine months ended September 30, 2020 increased $18 million relative to the Company FFO of $251 million for the nine months ended September 30, 2019 primarily due to the factors described above.
24

Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$2,888	$3,234	$7,532	$6,478
Direct operating costs	(2,219)	(2,478)	(5,780)	(4,766)
General and administrative expenses	(82)	(71)	(247)	(214)
Equity accounted Company EBITDA	36	31	79	52
Company EBITDA attributable to others (1)	(457)	(527)	(1,175)	(1,146)
Company EBITDA (2)	$166	$189	$409	$404
Gain (loss) on acquisitions / dispositions, net	—	17	(7)	15
Other income (expenses), net	2	—	3	2
Interest income (expense), net	(221)	(240)	(668)	(495)
Realized disposition gain (loss), current income taxes and interest expenses related to equity accounted investments	(7)	(7)	(15)	(11)
Current income taxes	(61)	(91)	(122)	(176)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	207	235	605	491
Company FFO (2)	$86	$103	$205	$230
The following table presents equity attributable to unitholders for our industrials segment as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Total assets	$22,705	$22,742
Total liabilities	18,950	18,692
Interests of others in operating subsidiaries (1)	2,862	3,103
Equity attributable to unitholders	893	947
Total equity	$3,755	$4,050
____________________________________
(1)Attributable to interests of others in our operating subsidiaries.
(2)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
Comparison of the three and nine months ended September 30, 2020 and 2019
Revenues and direct costs in our industrials segment for the three months ended September 30, 2020 were $2,888 million and $2,219 million, representing decreases of $346 million and $259 million, respectively, compared to $3,234 million and $2,478 million in the same period in 2019. The decrease was primarily due to lower OEM demand at Clarios and lower volume and prices at GrafTech, combined with the disposition of our palladium mining operation in the fourth quarter of 2019. The decrease was partially offset by higher contribution from Cardone as a result of the consolidation in the first quarter of 2020. For the nine months ended September 30, 2020, revenues and direct operating costs were $7,532 million and $5,780 million, respectively, representing increases of $1,054 million and $1,014 million, respectively, primarily due to the acquisition of Clarios in the second quarter of 2019 and partially offset by the above factors.
25

Company EBITDA in our industrials segment for the three months ended September 30, 2020 was $166 million, representing a decrease of $23 million compared to the Company EBITDA of $189 million for the three months ended September 30, 2019. Clarios contributed $111 million to Company EBITDA for the three months ended September 30, 2020 compared to $92 million for the three months ended September 30, 2019. During the third quarter of 2020, the business benefited from a recovery in aftermarket battery demand, which was partially offset by lower OEM demand. Company EBITDA during the third quarter of 2020 included higher costs associated with the safe operation of facilities in the current environment. Prior period results included higher than normal costs from purchase price accounting on the acquisition of the business. GrafTech contributed $38 million to Company EBITDA for the three months ended September 30, 2020, compared to $67 million for the three months ended September 30, 2019, which was primarily due to lower sales volumes and price. The disposition of our palladium mining operation in the fourth quarter of 2019 also contributed to the decrease in Company EBITDA relative to the prior period. Company EBITDA of $409 million for the nine months ended September 30, 2020 increased $5 million relative to the Company EBITDA of $404 million for the nine months ended September 30, 2019 which was primarily due to the acquisition of Clarios in the second quarter of 2019, partially offset by the factors above.
Company FFO in our industrials segment for the three months ended September 30, 2020 was $86 million, representing a decrease of $17 million relative to the Company FFO of $103 million for the three months ended September 30, 2019. The decrease in Company FFO was primarily due to the factors described above and the net gain recognized on the sale of industrial assets at BRK Ambiental in the prior period, which was partially offset by a decrease in interest expense due to the impact of lower interest rates at Clarios. Company FFO in our industrials segment for the nine months ended September 30, 2020 was $205 million, representing a decrease of $25 million relative to the Company FFO of $230 million for the nine months ended September 30, 2019. The decrease was primarily due to the factors described above, combined with higher current tax expense due to the acquisition of Clarios.
Corporate and other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$—	$—	$—	$—
Direct operating costs	(5)	(2)	(10)	(6)
General and administrative expenses	(18)	(22)	(63)	(59)
Company EBITDA (1)	$(23)	$(24)	$(73)	$(65)
Realized disposition gain (loss), net	—	(1)	—	(1)
Interest income (expense), net	(4)	9	1	23
Current income taxes	9	6	30	16
Company FFO (1)	$(18)	$(10)	$(42)	$(27)
The following table presents equity attributable to unitholders for our corporate and other segment as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Total assets	$69	$258
Total liabilities	711	44
Equity attributable to unitholders	(642)	214
Total equity	$(642)	$214
____________________________________
(1)Company FFO and Company EBITDA are non-IFRS measures. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non-IFRS Measures” section of the MD&A.
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Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus recourse debt, net of cash held by corporate entities. The management fees for the three and nine months ended September 30, 2020 were $15 million and $47 million, respectively, and $16 million and $40 million for the three and nine ended September 30, 2019. General and administrative costs comprised management fees and corporate expenses, including audit and other expenses.
Company FFO in our corporate and other segment included net current income tax recoveries of $9 million, and $30 million for the three and nine months ended September 30, 2020, primarily related to corporate expenses, including management fees, which partially reduced the corporate current tax expense that was recognized in the operating segments. Company FFO also included interest expense on corporate borrowings.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at September 30, 2020, the amount of the deposit from Brookfield was $150 million.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:
•Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•Company FFO does not include non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.
Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, current income taxes and interest income (expense) related to equity accounted investments, and other expenses. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains (losses), interest income (expense), and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses as appropriate and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
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When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.
The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2020	2019	2020	2019
Revenues	$10,070	$11,794	$27,586	$31,712
Direct operating costs	(8,722)	(10,389)	(23,908)	(28,358)
General and administrative expenses	(236)	(215)	(708)	(604)
Equity accounted Company EBITDA (1)	84	61	219	157
Company EBITDA attributable to others (2)	(815)	(883)	(2,228)	(2,036)
Company EBITDA	$381	$368	$961	$871
Realized disposition gain (loss), net	—	16	179	536
Other income (expenses), net (3)	(17)	(19)	(36)	(17)
Interest income (expense), net	(371)	(389)	(1,088)	(886)
Equity accounted current taxes and interest (1)	(24)	(14)	(60)	(29)
Current income taxes	(102)	(108)	(200)	(231)
Company FFO attributable to others (2)	341	365	819	615
Company FFO	$208	$219	$575	$859
Depreciation and amortization	(547)	(534)	(1,618)	(1,286)
Impairment expense, net	(7)	—	(149)	(324)
Other income (expenses), net (3)	8	(64)	(41)	(337)
Deferred income taxes	(8)	58	157	80
Non-cash items attributable to equity accounted investments (1)	(43)	(15)	(133)	(66)
Non-cash items attributable to others (2)	370	360	955	1,267
Net income (loss) attributable to unitholders	$(19)	$24	$(254)	$193
____________________________________
(1)The sum of these amounts equates to equity accounted income of $17 million and $26 million as per our IFRS statement of operating results for the three and nine months ended September 30, 2020 and equity accounted income of $32 million and $62 million for the three and nine months ended September 30, 2019.
(2)Total cash and non-cash items attributable to the interest of others equals net income of $104 million and $454 million as per our IFRS statement of operating results for the three and nine months ended September 30, 2020, and net income of $158 million and $154 million for the three and nine months ended September 30, 2019.
(3)The sum of these amounts equates to other expenses, net of $9 million and $77 million as per our IFRS statement of operating results for the three and nine months ended September 30, 2020, respectively, and other expenses, net of $83 million and $354 million for the three and nine months ended September 30, 2019.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Limited partners	$1,725	$2,116
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield Asset Management Inc.	1,361	1,676
Equity attributable to unitholders	$3,086	$3,792
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The following table presents equity attributable to unitholders by segment as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2020	$2,082	$753	$893	$(642)	$3,086
December 31, 2019	$2,161	$470	$947	$214	$3,792

Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of investment opportunities and handle an economic downturn.
During the third quarter, we continued to look for and invest in opportunities to grow our existing businesses. In July 2020, the partnership, together with institutional investors, acquired additional common shares in IndoStar for $133 million. The partnership’s share of this add-on acquisition was funded with existing liquidity for approximately $47 million. On July 13, 2020, the partnership, together with institutional investors, subscribed for $260 million of convertible preferred shares of Superior. This investment earns a minimum coupon of 7.25% paid quarterly and is convertible to a 15% common equity stake in Superior. The partnership’s share of the investment was $45 million. On July 13, 2020, we also executed a partial distribution of GrafTech common shares to our institutional partners that reduced the size of our control position in the company. The partnership continues to own approximately 69 million shares in GrafTech, 17 million of which we own directly and have the flexibility to sell outside of the Brookfield consortium.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from our operations, monetizations of mature businesses, and access to public and private capital markets. During the nine months ended September 30, 2020, we repurchased 977,426 units under our NCIB automatic repurchase plan.
The following table presents borrowings by segment as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2020	$3,651	$5,951	$13,639	$688	$23,929
December 31, 2019	$2,621	$5,860	$13,918	$—	$22,399
As at September 30, 2020, the partnership and its operations had outstanding debt of $23,929 million compared to $22,399 million as at December 31, 2019. The borrowings consist of the following:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Term loans and credit facilities	$16,705	$15,965
Project financing	434	559
Securitization program	130	—
Notes and debentures	6,660	5,875
Total borrowings	$23,929	$22,399
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. On a consolidated basis, the partnership and its operations had borrowings totaling $23,929 million as at September 30, 2020, compared to $22,399 million as at December 31, 2019.
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We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 24 years. The weighted average maturity at September 30, 2020 was 5.0 years and the weighted average interest rate on debt outstanding was 4.9%. As at September 30, 2020, our maximum borrowing capacity at the corporate and operating subsidiary level was $29,447 million, of which $23,929 million was drawn.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Some of these borrowings are subject to fixed charge coverage, debt-to-EBITDA ratios and minimum equity or liquidity covenants while most are not subject to financial maintenance covenants. The financial performance of our businesses was in line with covenants and we took proactive measures, where necessary, to amend the terms of certain debt instruments and seek waivers from lenders. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements, and we continue to work with our portfolio to monitor performance against such covenant requirements.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at September 30, 2020, the credit facility remains undrawn.
The partnership has bilateral credit facilities of $1,575 million backed by large global banks that continue to be highly supportive of our business through the economic shutdown. The credit facilities are available in Euros, Sterling, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level.
During the third quarter of 2020, the partnership increased the total available amount on the credit facilities by $500 million to $2,075 million. The additional $500 million has been guaranteed by Brookfield and provides the partnership with additional liquidity to take advantage of acquisitive opportunities.
As at September 30, 2020, $538 million was drawn on the bilateral credit facilities and the additional $500 million facility guaranteed by Brookfield remains undrawn.
The table below outlines the partnership’s consolidated net debt to capitalization as at September 30, 2020 and December 31, 2019:

(US$ MILLIONS)	September 30, 2020	December 31, 2019
Corporate borrowings	$688	$—
Non-recourse borrowings in subsidiaries of the partnership	23,241	22,399
Cash and cash equivalents	(2,815)	(1,986)
Net debt	21,114	20,413
Total equity	10,333	11,053
Total capital and net debt	$31,447	$31,466
Net debt to capitalization ratio	67%	65%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On November 2, 2020, the Board of Directors of the partnership’s general partner declared a quarterly distribution in the amount of $0.0625 per unit payable on December 31, 2020 to unitholders of record as at the close of business on November 30, 2020.
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During the third quarter of 2020, the volume weighted average price per unit was $29.89, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at September 30, 2020, we had cash and cash equivalents of $2,815 million, compared to $1,986 million as at December 31, 2019. The net cash flows for the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2020	2019
Cash flows provided by (used in) operating activities	$3,074	$2,117
Cash flows provided by (used in) investing activities	(1,767)	(16,611)
Cash flows provided by (used in) financing activities	(358)	15,704
Effect of foreign exchange rates on cash	(120)	(40)
Net change in cash classified within assets held for sale	—	(101)
Change in cash and cash equivalents	$829	$1,069
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the nine months ended September 30, 2020 was $3,074 million compared to $2,117 million provided by operating activities for the nine months ended September 30, 2019. The cash provided by operating activities during the nine months ended September 30, 2020 was primarily attributable to the cash generated at Greenergy, Sagen, Clarios, GrafTech, Westinghouse, and Altera.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $1,767 million for the nine months ended September 30, 2020, compared to $16,611 million used in the nine months ended September 30, 2019. Our investing activities were primarily related to the acquisitions of BrandSafway, IndoStar, and public securities, the purchase and sale of corporate and government bonds at Sagen, as well as the acquisition of property, plant, and equipment and intangible assets mostly within our industrials and infrastructure services segments. This was partially offset by cash proceeds received on the disposition of our cold storage logistics business during the nine months ended September 30, 2020.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $358 million for the nine months ended September 30, 2020, compared to $15,704 million cash flow provided by financing activities for the nine months ended September 30, 2019. During the nine months ended September 30, 2020, proceeds from borrowings, net of repayments were $545 million, which primarily consisted of increased borrowings at Sagen and a draw on our corporate bilateral facilities primarily related to our investments in BrandSafway and IndoStar, which was partially offset by debt repayments at Clarios and GrafTech. Distributions to others who have interests in operating subsidiaries, net of capital provided, was $171 million, which was primarily attributable to the distribution of proceeds from the sale of our cold storage logistic business and the distributions of dividend income at Westinghouse and Sagen. This was partially offset by the capital contributions to fund the merger of Greenergy and our fuel marketing business, the acquisition of IndoStar, and the recapitalization of Cardone during the nine months ended September 30, 2020.
Off-Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at September 30, 2020, the total outstanding amount was approximately $2.0 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
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Our construction services business and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to construction projects in the Middle East region that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments — foreign currency hedging strategy
To the extent that it is economical to do so, the partnership’s strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnership’s foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interests of others in operating subsidiaries, as at September 30, 2020:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$(1,440)	$1,195	$821	$360	$699	$397	$465	$589
FX Contracts — US$	199	(90)	(85)	—	—	(24)	—	—
As at September 30, 2020, approximately 4% of our foreign currency net equity exposure was hedged. In the first quarter of 2020, the partnership closed out most of its hedge positions as the U.S. Dollar strengthened against most major foreign currencies. Since then, the U.S. dollar has weakened and the partnership continues to monitor for opportunities to add hedges back into its portfolio, with a modest amount added in the third quarter of 2020.
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Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at September 30, 2020:

	Payments as at September 30, 2020
(US$ MILLIONS)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$24,397	$1,574	$1,779	$9,663	$11,381
Lease liabilities	1,594	201	213	462	718
Interest expense	5,005	1,043	999	2,423	540
Decommissioning liabilities	1,573	15	4	48	1,506
Pension obligations	1,290	111	117	364	698
Obligations under agreements	450	211	97	54	88
Total	$34,309	$3,155	$3,209	$13,014	$14,931
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Subsequent Events
Subsequent to September 30, 2020, the partnership was party to the events as described in Note 26 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Due to the circumstances surrounding the global economic shutdown pandemic, such as significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and other impacts, we considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether goodwill, intangible assets and PP&E needed to be reevaluated for impairment as of September 30, 2020. The partnership has a diversified portfolio of operating businesses, many of which provide essential products and services to their customers. Based on our assessments, no additional impairments were required as at September 30, 2020. The partnership will continue to monitor the situation and review our critical estimates and judgments as circumstances evolve.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.
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Recently adopted accounting standards
(i)Definition of material
In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, changes in accounting estimates and errors. These amendments clarify and align the definition of material and provide guidance to help improve consistency in the application of materiality when used in other IFRS standards. The partnership adopted these amendments on January 1, 2020 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(ii)Rent concessions
In May 2020, the IASB issued an amendment to IFRS 16, Leases (“IFRS 16”), effective for annual and interim reporting periods beginning on or after June 1, 2020. The amendment provides lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The application of the practical expedient did not have a significant impact on the partnership’s financial results.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the global economic shutdown on our internal controls to minimize the impact on their design and effectiveness.
Excluded from our evaluation were internal controls over financial reporting at IndoStar for which control was acquired on July 9, 2020. The financial statements of IndoStar constitutes 3% of total assets, 5% of net assets, and 0% of revenues of the consolidated financial statements of our partnership as of and for the quarter ended September 30, 2020.
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Quick Links

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at September 30, 2020 and December 31, 2019 and for the three and nine months ended September 30, 2020 and 2019
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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